Discovery &

Development

2013 Annual Report

PLATINUM GROUP METALS

PLG: NYSE MKT

PTM: TSX

$355 million

In 2013 Platinum Group Metals Ltd. raised $355M CAD for its South African projects.

North America

- Labrador
- Thunder Bay North

Head Office

Platinum Group Metals Ltd

South Africa Office

Platinum Group Metals RSA (Pty) Ltd

South Africa

- WBJV Project 1
- Waterberg

This documents contains Forward-Looking Statements. Refer to page 125.

Dear Fellow Shareholder,
     We believe it’s the right time to build a new,
     near surface, safe platinum mine in South Africa.

This past year was again one of significant advancement for Platinum Group Metals Ltd. as we continued with construction at our Western Bushveld Joint Venture Project 1 platinum mine (“WBJV Project 1”) and we continued to expand our amazing Waterberg platinum discovery. We anticipate another exciting year ahead in 2014.

2013 Accomplishments
2013 has been a year of challenges and extraordinary growth. Our shares have outperformed our peers and the general mining equity market. We have advanced the WBJV Project 1 through Phase 1 development of initial decline access into the underground and are now well under way with Phase 2 construction of surface facilities and further underground development and access. There are now approximately 1,000 people working on site. We have grown our assets enormously through our discoveries at the Waterberg Joint Venture and the Waterberg Extension platinum, palladium and gold projects.

At the time of writing in December 2013, we have successfully restructured our project finance plans for the WBJV Project 1 platinum mine held by our 74%+ owned operating company, Maseve Investments 11 Pty Ltd. (“Maseve”). We have entered into a revised project loan mandate for USD$195 million and in December, 2013 we accepted a C$175 million “bought deal” equity financing. The new mandate letter requires a syndicate of lead arrangers to use commercially reasonable efforts to arrange the project loan facility, and is subject to a number of conditions precedent.

This all followed the surprise announcement by Wesizwe Platinum on October 18, 2013 that they would not fund their first cash call for ongoing Project 1 mine construction in the amount of $21.8 million. We have put in place plans to have a qualified black economic empowerment company acquire the points of interest in Maseve diluted from Wesizwe, as required by the South African Mining Charter. We are continuing with the current construction activities and contracts at a moderated pace as the equity and loan finances are finalized. We have restructured our finance plans in order to avoid any reliance on Wesizwe as they have shown themselves to be unpredictable.

In general, we see the timing and finance challenges for the WBJV Project 1 mine build as being small in scale when compared to the extraordinary growth opportunity at the Waterberg Projects.

The cover photo and theme of this annual report reflect the dual nature of our business at this time. We stand on the foundation of the mine that we are building at Project 1 as it heads into production while the giraffe in the photo is symbolic of the Waterberg Projects – pleasant, surprising and sizable discoveries. In many ways the Waterberg Projects are like the giraffe in that they represent an ideal adaptation to changing conditions. The Waterberg Projects were discovered by our team in part because we could look far ahead. Note that the giraffe in the photograph is of one you own, living happily in the back part of the Sundown Ranch property adjacent to the area of the WBJV Project 1 platinum mine.

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2013 ANNUAL REPORT

WBJV planned production rate of 275,000 ounces per year steady state of platinum, palladium, rhodium and gold

Five years ago we could see likely changes in the platinum industry as the world’s continued demand for more metal would seemingly be hard to meet in the future by the existing deeper mines, themselves struggling with safety and economic issues. We started our in house “New Business Unit” as a response to these coming changes. The objectives of this team were to come up with brand new platinum exploration ideas. The Waterberg JV Project was ranked as one of the top four ideas. The changing conditions in South Africa include costly technical and safety challenges for the deeper mines, layered on top of a changing local labour market and social climate. In simple terms, workers are demanding more compensation for the tough physical work in the deep and narrow gold and platinum mines. Frankly, this is understandable. Also, as it should be, safety awareness is ever increasing. Given the challenges of the conventional South African mining operating environment, this is to be expected and commended. The Waterberg JV Project is a shallow deposit with good grade and has excellent thickness, which allows us to consider a mechanized mining method in the ongoing engineering and Preliminary Economic Assessment (“PEA”) on the Waterberg JV Project. Engineering firm WorleyParsons TWP has now completed initial designs for the Waterberg JV Project and is well into the cost estimation and engineering portions of the PEA at this time.

2,700 jobs at the WBJV

The differences between a mechanized operation at the Waterberg JV Project as compared to a mine operating with conventional mining methods (our own Project 1 mine is utilizing conventional mining methods) are significant. A mechanized mine has significant advantages in terms of efficiency and productivity, and a reduced waste profile, as compared to a conventional platinum mine. With mechanized equipment, fewer people can move more tonnes and larger stopes can be mined effectively. The improved working conditions in a highly mechanized mine also create an improvement in the most important of all operational issues - safety. By lowering the frequency and intimacy of the rock to human interface, safety increases dramatically.

The current inferred resource on the Waterberg JV Project of 17.5 million ounces (167 million tonnes grading 3.26 grams per tonne of 0.98 g/t platinum, 1.97 g/t palladium and 0.32 g/t gold, Ken Lomberg QP, Sept 3, 2013 www.sedar.com) is defined by 130,000 meters of drilling completed to date. In our current internal working model for the Waterberg JV Project we are looking at decline access for 130 meters vertical to allow access into the T2 layer. This is similar to the twin access declines already developed into the northern portion of the WBJV Project 1 mine. A further set of twin declines would then be

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2013 ANNUAL REPORT

developed at the Waterberg JV Project below the T layers to access the lower F layer. We look forward to the results from the ongoing PEA work at the Waterberg JV Project. At the time of writing, we are considering the positive impact of the discoveries on the Waterberg Extension Project, effectively owned 87% by our company. New drill intercepts assayed in December 2013 include 53 meters grading 5.26 grams per tonne platinum, palladium and gold located approximately 1,600 meters north of the main deposit on the Waterberg JV Project. The thickness and grade of the initial wide spaced holes on the Waterberg Extension Project indicate a scale for the new deposit area that will need to be considered in a sensitivity analysis for the PEA, especially with respect to the potential to spread the costs of basic infrastructure over an even larger deposit than the current inferred resource of 17.5 million ounces (167 million tonnes grading 3.26 grams per tonne of 0.98 g/t platinum, 1.97 g/t palladium and 0.32 g/t gold, Ken Lomberg QP, Sept 3, 2013 www.sedar.com).

The WBJV Project 1 is developing well. At the planned production rate of 275,000 ounces per year steady state of platinum, palladium, rhodium and gold, with 2,700 jobs and a 20 year+ mine life, the WBJV Project 1 is a solid platform from which we can grow the Company.

Our responsibilities have increased greatly in the past year as we are currently legally responsible under the Mine Health and Safety Act of South Africa for approximately 1,000 people including contractors at work on our job site. In order to match our increasing level of responsibility as a mining company we continue to grow and add key personnel. In South Africa we have added to our owner's management team for the WBJV Project 1 mine, including a senior Financial Manager, a Cost Engineer, a Rock Mechanics Specialist, a Senior Mine Geologist and a Social & Labour Plan Manager. All of these South African team additions were added as planned during our mine build and the individuals have joined us with extensive and impressive experience in the exact work areas where we require their skills. Our team of full time employees in South Africa, including our operating subsidiary Maseve, has grown to 119 persons, with an additional 20 consultants also under our direct engagement.

I am very proud of our team and I am pleased to report that it feels like the same “Platinum Group Metals” that Frank Hallam and I co-founded 12 years ago. We strive for a collegial feel with a deep sense of responsibility and mutual respect both internally and externally. Our basic approach is to strive for extraordinary results and to “spend the Company money like it is your own” and do it safely.

3million man hours worked at the WBJV site

Our first priority is safety. We have completed over 3 million man-hours of work on our site with four lost time incidents. It is with deep regret that we must remember Mr. Moshiko Molepo who was fatality injured on the WBJV Project 1 worksite when an articulated dump truck working on surface backed into him. We have been co-operating in all ways possible with the Department of Mineral Resources (“DMR”) who are currently conducting a formal inquiry into the accident. We promise to continue to learn from this unfortunate event and to improve our safety in all respects. Our condolences are again expressed to Mr. Molepo’s family, friends and co-workers.

Many shareholders and potential shareholders ask questions about the South African operating environment in terms of strikes and unrest. We have had a positive relationship with labour on our site since the start of WBJV Project 1 construction. We believe our hiring policy targeting 30% local participation along with a vigilant effort to maintain an open, honest and team oriented relationship with our work force has contributed to the positive “vibe” on site. Apart from safety related stoppages, we have had continuous construction operations and a positive work environment. Our underground mining contractor, JIC Mining Services, recently agreed to reasonable terms with the National Union of Mineworkers for a labour contract at the WBJV Project 1 platinum mine for a two year period to September 2015. We expect that like most operators we will have future challenges and we are expecting some escalation in South African Rand based costs. We maintain a positive co-operative relationship with the DMR in all departments. Although we would like some things to move faster, as is the case with most government processes around the world, we have found all of the interactions with the DMR to be diligent and professional. Interestingly, at the end of 2013, we note that 2 of the top 4 mining financings on the TSX for the year were ours – destined for South Africa. Clearly the larger investors see South Africa as a good investment destination.

Looking forward into 2014 we again see development and growth of our Company. Our milestones include closing the planned loan financing for the WBJV Project 1 and further exploration and engineering for the Waterberg Projects. We also look forward to the results from continued underground development and construction of the WBJV Project 1. At the Waterberg JV Project in early calendar 2014 we expect to complete our first designs for the project along with a mine plan for the first section of the deposit. This will allow an initial assessment of value. We expect to have substantial opportunities to grow the already sizable Waterberg JV Project deposit by further drilling along strike onto the 87% owned Waterberg Extension Project prospecting rights. The Waterberg JV Project

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45
Rh
46
Pd
77
Ir
78
Pt

Western Bushveld

Joint Venture Project 1

The WBJV Project 1 platinum mine is one of the last remaining, shallow, Merensky platinum deposits above 1,000 metres.

Western Bushveld Joint Venture Project 1

The WBJV Project 1 platinum mine is held in subsidiary operating Company Maseve 11 Investments (Pty) Ltd. At August 31, 2013 Maseve was owned 74% by Platinum Group Metals and 26% by Africa Wide, a subsidiary of Wesizwe Platinum. Wesizwe is building a platinum mine adjacent to our Project 1 site and is 45% controlled by Jinchuan of China.

On October 18, 2013, Wesizwe, through its subsidiary Africa Wide, informed us that it would not be funding its approximate US$21.8 million share of a project budget and cash call for WBJV Project 1 that had been unanimously approved by the Maseve board of directors. As a result of the failure to fund its share of the cash call, Africa Wide’s interest in Maseve, and therefore WBJV Project 1 and Project 3, will be diluted in accordance with the terms of the Maseve Shareholders’ Agreement. Based on the dilution formula contained in the Maseve Shareholders’ Agreement we have calculated that once we have paid our 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98%, to a holding in Maseve of 21.02% . However, Africa Wide has calculated its dilution at 3.55%, reducing its shareholding, in its opinion, to 22.45% . At meetings of the shareholders of Maseve and the board of directors of Maseve held on November 11, 2013, resolutions were passed to unanimously approve the issuance of shares in Maseve to Platinum Group Metals (RSA) (Pty) Ltd. once we have paid our 74% share of the approved cash call into Maseve, which would dilute Africa Wide by 3.55%, with the possible further dilution of another 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholders’ Agreement. Platinum Group plans to enter into a transaction for the purchase of Wesizwe’s diluted points of interest in Maseve by a qualified empowerment company in South Africa.

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Metals Ratio Merensky

Pt
64%
Pd
27%
Rh
5%
Au
4%

The WBJV Project 1 platinum mine site is located on the western side of the Bushveld Complex approximately 35km north west of the town of Rustenburg. The mine is currently being constructed and is to be commissioned to extract and process platinum group metals and associated minerals from the Merensky Reef for an initial period of approximately 8 years. The following 2 to 3 years will see a blend of Merensky and UG2 reefs being extracted and treated and thereafter the UG2 reef alone will be mined and processed for the rest of the life of the mine.

The WBJV Project 1 platinum mine is being developed to exploit one of the last large, near surface sections of the famous Merensky Reef above 1,000 meters deep. Shallow depth means lower capital costs and better working conditions as compared to the older, deeper platinum mines operating nearby.

PTM Projects
Merensky Reef
UG2 Reef
City
Western Limb
WBJV
Implats
Rustenburg
Anglo Platinum
Pretoria

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WBJV PROJECT 1

Being developed to exploit one of the last large, near surface sections of the famous Merensky Reef.

THE YEAR AHEAD

- Continue with the safe construction of the WBJV Project 1 platinum mine
- Complete the planned USD $195 Project Loan Facility
- Complete arbitration to finalize the dilution of Wesizwe's interest in the WBJV Project 1
- Restructure the Black Economic Empowerment ownership of the WBJV Project 1
- Expand the Waterberg discovery with regional scale drilling on the 87% owned Waterberg Extension Project Prospecting Permits
- Step out from Hole WE-08 (53 meters of 5.2g/t Pt Pd Au) to determine the scale of the Super F zone in this region
- Complete the PEA with an initial mine design on the Waterberg JV Project discovery
- Initiate work on planning and securing infrastructure for the Waterberg JV Project such as power, water and roads

Letter to Shareholders | **WBJV Project 1** | Waterberg | Canadian Exploration | Platinum Market Review | Our Commitments | Financial Information

WBJV Project 1 Platinum Mine - At a Glance

November 30, 2013

Project Objective:	To develop a world-class, safe, modern, profitable platinum mine
Safety Record:	• 3,081,000 man hours worked • Lost time injury frequency rate per 1 million hours - 2.92 • 1,028 persons on site at time of writing
Completed:	• Surface infrastructure, civil state work, power and water connection, two twin box cuts and declines • 1,500 meters of twin decline tunnel development • Initial raises and reef plan development on Merensky • Initial stockpile Merensky Reef
Scale:	275,000 ounces of Platinum, Palladium, Rhodium and Gold/yr 4E Steady State
Metals Ratios Merensky:	64% Pt, 27% Pd, 5% Rh, 4% Au
Metals Ratio UG-2:	63% Pt, 26% Pd, 10% Rh, 1% Au
Production target:	2015
Permit Stage:	Mining Right approved on April 4, 2012
Access & Infrastructure:	Paved highway, 30 min from Rustenburg smelters, power and water connected, adjacent to 70% of world's platinum mines
Initial Investment:	USD $190 million of development and construction
Mine Life:	20 years+
By Products:	Nickel, Copper, Iridium and Osmium
Project Debt Planned:	USD$195 million
Project Advance:	1,500 meters of Twin Underground Development
Ore Intercept Target:	Completed in early 2013
Project Schedule:	Modified by financing delays
Banking Mandate Leads:	Barclays/Absa, Societe Generale and CAT Financial
Banking Stage:	Final documentation and approvals for revised Mandate
Hedging:	Pt minimal, focused on by-products Pd, Au, Base Metals

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The planned concentrator currently under construction utilizes a series of component designs and specifications from other plants recently built and operated for ores from the Bushveld Complex. The largest part of the design comes from the Mototolo plant also completed and erected by our contracted Engineering, Procurement, Construction and Management (“EPCM”) firm DRA. DRA is well experienced in platinum with 44 other projects completed to date.

Procurement for the concentrator equipment and mining has focused on long lead items such as the mill shells and a filter press for the concentrate. The erection of the structural steel for the mill has been delayed as part of our procurement freeze to mitigate risk pending the completion of project financing. The equity financing announced and closed in December 2013 will allow for project construction pace to resume. A significant amount of mining equipment has already been purchased even during the procurement freeze so that underground development can continue on multiple headings. Critical items for the plant ordered so far have been found to be available at budgeted cost and on time. Construction of the WBJV Project 1 platinum mine is progressing along plan with a solid safety record other than one tragic surface accident that resulted in a fatality.

Underground development completed to date includes 1,500 meters of twin decline development at the North Mine to the planned intersection with the Merensky Reef. A reef drive has been developed along strike for over 250 meters and Merensky Reef exposed. Initial raise lines on the reef position have been started and underground development is continuing into the initial mining blocks.

1,500 meters of twin underground development

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At the South Mine, surface oxidized conditions have been difficult and resulted in a delay in overall production ramp-up to first concentrate in May 2015. At the time of writing, the twin decline developments have advanced into solid rock and conditions have improved.

During 2013, a life of mine Offtake Agreement with Anglo Platinum, the largest producer of platinum in the world was completed. The concentrate from the WBJV Project 1 platinum mine is planned to be trucked approximately 40 kilometers to the Anglo Platinum smelter in Rustenburg. The contract is for the life of the mine and is a take and pay contract with good terms.

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Waterberg Projects

45
Rh
46
Pd
77
Ir
78
Pt

A District Scale Discovery

Waterberg Projects

Waterberg JV Project

Global Discovery of the Year – (all commodities) Mines and Money Conference London 2012

Waterberg is a potentially industry changing deposit. It is thick, remains open and is near surface. The Preliminary Economic Assessment (“PEA”) currently in progress will consider bulk mechanized mining methods based on thicknesses of 3 to 30 meters.

Platinum Group Metals and our joint venture partners made the initial discovery of a completely new section of the Bushveld Complex in November 2011. The initial exploration was funded by JOGMEC – the Japan Oil, Gas and Metals National Corporation. The interests in the Waterberg JV Project are 37% JOGMEC, 37% Platinum Group Metals directly and 26% in private empowerment partner, Mnombo Wethu Consultants Pty Ltd. Platinum Group owns 49.9% of Mnombo, resulting in an indirect and direct interest in the Waterberg JV Project for Platinum Group of 49.9% . We have been advised by JOGMEC that a formal auction process has begun for the sale of JOGMEC’s 37% interest in the Waterberg JV Project to a successful bidder from a group of qualified Japanese trading firms. This is in keeping with JOGMEC’s mandate, as determined by the Japanese Ministry of Economy, Trade and Industry.

The initial target of the mining plan in the PEA will likely be the T2 layer, since it has the best grade of the mineralized layers discovered so far, and is also shallow at 130 meters vertical from surface. Determining the best scale for mine development is one of the objectives of the PEA.

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The largest part of the potential mining blocks to be considered are called the Super F zones since the thickness in this part of the deposit increases up to 30 meters.

A comparison of grade and thickness is a good measure of a layered deposit’s economic “horsepower”. In a typical Western Limb platinum mine the Merensky Reef averages about 5 grams per tonne over 1 meter thick, equaling a grade thickness of 5 gram/ tonne meters.

The Waterberg JV Project Super F zone includes sections of 3 grams per tonne over 30 meters thick, equaling a grade thickness of 90 gram/tonne meters.

In September 2013 we announced an updated independent Inferred Resource estimate for the Waterberg JV Project of 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold for a total of 17.5 million ounces with significant copper and nickel credits. (See details and metal splits, Ken Lomberg Independent QP)

The resource estimate includes the T1, T2 and F layers in a brand new, previously undiscovered extension of the Bushveld Complex. The shallowest edge of the known deposit on the Waterberg JV Project territory is on the T2 layer at 130 meters below surface and the resource estimate has been restricted to 1,000 meters vertical as a preliminary economic cut-off. The deposit is 5.5 kilometers long on the joint venture property and is limited to the north by the joint venture property boundary. The deposit remains open along strike to the north beyond the joint venture boundary extending on to prospecting right applications where Platinum Group holds an 87% effective interest with the balance held by a private empowerment partner.

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Inferred 2PGE+Au Resource Estimate, September 2, 2013

	Thickness M	Tonnes Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE + Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.50	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2	3.77	39.16	1.16	2.04	0.84	4.04	29:50:21	5,107	0.18	0.10	69,400	37,600
T Total	3.38	47.66	1.14	1.95	0.77	3.86	30:50:20	5,948	0.18	0.10	83,900	46,000
F Total	3.0 to 30.0	119.05	0.91	1.98	0.13	3.02	30:65:5	11,575	0.07	0.17	78,800	202,200
Total		166.71	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200

Note:	The T1 and F layers are reported with a 2g/t 2PGE+Au cut-off.
The T2 layer is reported based on the selection of a mining cut of a minimum of 2m consistently across all deflections.

(Ken Lomberg, Coffeey Mining, www.sedar.com 2 September 2013)

Resource Details
The resource was calculated using 111 bore holes with a total of 301 pierce points including deflections. An area of F layer related to an interpreted depression in the floor rocks where thickness of the mineralization is greater than 10 meters has been given the name “Super F”. This zone will be considered separately for larger scale underground mining methods in the ongoing PEA. Ken Lomberg of Coffey Mining is the independent qualified person for the inferred resource. Please see the risks, qualifications and cautions with respect to the resource in the full report at www.sedar.com
Returning assay results of 53 meters of 5.26 g/t platinum, palladium and gold
Waterberg Extension Project Prospecting Permits
The Waterberg Extension prospecting permits provide a large scale open exploration opportunity for the Company on an entirely new lobe of the famous Bushveld Complex in South Africa.

Drilling on the 87% owned Waterberg Extension Project started on October 2, 2013, shortly after our year end and immediately produced exciting results. The initial drill holes confirmed the northward extension of the Super F layers from the Waterberg JV Project deposit area on to the Waterberg Extension Project area. In December 2013 the Company announced some of the most impressive results to date at the Waterberg Extension Project with hole WE-08, located 1,600 meters north of the JV deposit area, returning assays results of 53 meters of 5.26 grams per tonne platinum, palladium and gold. The intercept is located 555 to 609 meters from surface and is open along strike as well as up and down dip.

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Letter to Shareholders
WBJV Project 1
Waterberg
Canadian Exploration
Platinum Market Review
Our Commitments
Financial Information

The WE-08 intercept has an estimated true thickness of 44 meters. In order to put that in perspective it is about equivalent to the height of a 13 story building. This scale allows engineers to consider highly efficient bulk underground mining methods.

Our geophysical modelling and drilling have confirmed the Bushveld Complex with confirmed F zone for 4.7 kilometers beyond the initial deposit and the Bushveld Complex has now been confirmed with drilling for 17 kilometers beyond the initial deposit at the Waterberg JV Project.

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The Waterberg Extension Project prospecting permits cover 489 square kilometers with a further 330 square kilometers under pending applications.

Estimated
recoveries for Pt, Pd
and Au (2PGE+Au)
averaged
88%
for the T2 layer and

83%
for the F layer

How could Waterberg happen? Why was it not found before by one of the established platinum producers?

The Waterberg JV Project area was a blind discovery, under cover rocks off the end of the known Bushveld Complex. It was targeted by some of the top academic and industry geologists working with experts from Platinum Group Metals in a group formed specifically to generate new ideas. JOGMEC’s technical team from Japan also contributed to the initial targeting work. Geology, geophysics and geochemistry all played an important role and the third drill hole hit significant mineralization.

Our logo is a portion of the periodic table including the platinum group elements and highlights that good applied science is at the core of our company.

What are the challenges at Waterberg and what about recoveries?

Mechanized mining methods, milling and infrastructure requirements for the Waterberg JV Project platinum deposit are all being studied as part of a Preliminary Economic Assessment (“PEA”) being conducted by South African engineering firm WorleyParsons TWP. As announced in May 2013, estimated recoveries for platinum, palladium and gold (2PGE+Au) in scoping flotation tests completed at SGS Labs in South Africa averaged 88% for the T2 layer and 83% for the F layer. The September 2013 resource update discussed above and the baseline metallurgical work will form the basis of the PEA due to be completed in early 2014.

Thanks to Witwatersrand University and the University of Toronto

Witwatersrand University (“Wits”) has hosted a scientific conference for many years focused on the scientific aspects of the Northern Limb of the Bushveld Complex. We have often participated in this conference over the past ten years. Dr. Tony Naldrett, Professor Emeritus of University of Toronto (“U of T”), and a Chair at Wits as well as Professor 30 years ago at the U of T to R. Michael Jones, our President, has been an elder sage participant in this conference. This interaction encouraged us to think about the North Limb scientifically and it indirectly contributed to the Waterberg discovery. We have continued our positive relationship with Wits and a great deal of detailed scientific work including age dating, electron micro probe work, and isotope research are being completed on the new Waterberg rocks by Wits PHD, Masters and undergraduate students along with their professors.

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Why is Waterberg different than the rest of the Bushveld Complex and the other deposits found there?

After we made the initial discovery of the Waterberg JV Project area in November 2011 we carried out regional mapping on the scale of hundreds of kilometers to answer this question. We surmised that if we better understood the Waterberg JV Project area we would be able to find the extensions. Our geophysical surveys suggested that we had not just found a deposit but an entire new region of Bushveld Complex under shallow cover rocks. We now believe that approximately 2.0 billion years ago the Waterberg section of the molten Bushveld intrusive crossed a major geological boundary and entered a completely new host rock regime. This likely affected the metal balances and layers – thus creating the extraordinary Waterberg platinum deposits.

Qualified Person, Quality Control and Assurance

R. Michael Jones, P. Eng., is the non-independent qualified person responsible for this annual report. The technical data has been verified by Mr. Jones’ direct involvement in supervision of the technical work on the Waterberg Projects and the WBJV Project 1 with reliance on the independent qualified persons for the detailed reports. Mr. Jones has verified the technical data sufficiently for this report and reference is made to the significant project risks and qualifications in the independent qualified person reports at www.sedar.com. Mr. Jones has relevant experience in the evaluation of platinum and palladium projects over the past 14 years and precious metals deposits and mines over the past 29 years. Please see the details on quality control and assurance in the specific project disclosure.

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Canadian Properties
Labrador

The Mealy and Atikonak Properties are part of a newly developing Cu-Ni-PGM play in southwestern Labrador. In the latter part of 2013 the Company entered into an option agreement with Benton Resources to earn in for up to a 71% interest at an early grass roots stage on the 262 km2 Mealy Project located in the heart of a historically under-explored Paleoproterozoic mafic to ultramafic intrusive suite. The minor amount of exploration work completed by other operators on adjacent properties has already been successful in locating significant Cu-Ni-PGM massive sulphide mineralization that has piqued the interest of majors such as Anglo America into optioning that ground.

From the preliminary compilation of historic Government regional data, the Mealy property has elevated Cu and Ni in lake-bottom sediment samples combined with magnetic features that are similar to, or higher, than those associated with mineralization found on adjacent properties. The Pt and Pd analysis on these lake bottom sediments are being conducted to help guide future exploration work. The findings of the compilation work also prompted the Company to stake 45 km2 that makes up the 100% owned Atikonak Property. This property is located only 12 km from the Mealy property and covers ground over anomalous values and similar magnetic features within another layered mafic intrusive suite. Exploration work in 2014 is planned to realize the potential of the two properties in this exciting new Cu-Ni-PGM camp.

Thunder Bay North

The Company remains active in the Lac des Illes - Thunder Bay North areas, Northwestern Ontario. Based on previous year’s findings, priority targets have been maintained and planned work programs will be assessed relative to the rest of the Company’s exploration assets.

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The Platinum Market Review 2012-2013

Platinum Monthly Prices 2011-2013 (US$ per oz)
High
Low
Average
2,200
2,000
1,800
1,600
1,400
1,200
1,000
2011
2012
2013
London am & pm fixings
Source: Johnson Matthey

The Platinum Market

The markets for PGMs have once again been extremely volatile over the past twelve months. Global auto sales are strong with over 80 million light duty vehicles sold both in 2012 and 2013. The European economy showed signs of recovery late in 2013. As the largest diesel focused market, weak car sales in Europe since 2008 have negatively impacted platinum demand. European auto sales have stabilized and are showing signs of growth in the months ahead which will likely help to support platinum demand and prices.

The platinum market experienced a 375,000 ounce deficit in 2012 with that deficit expected to increase further in 2013 to 605,000 ounces. Total demand for platinum in 2012 was 8.05 million ounces with 2013 demand expected to increase to 8.42 million ounces. Strong demand has been underpinned by growth in ETF buying, Chinese jewelry demand and strong industrial use.

Supply growth for platinum has been marginal over the past several years. In 2012 primary supplies of platinum at 5.64 million ounces were at a twelve year low with South African sales down by 16% to 4.10 million ounces. Supply is expected to rise marginally in 2013 to 5.74 million ounces.

The South African platinum industry has seen a substantial drop-off in supply related to labour disruptions and safety stoppages. A number of marginal mines have closed and this trend is expected to continue. Anglo Platinum, the world’s largest producer, has introduced a restructuring plan that will see several underperforming mines close leading to a smaller production base.

The South African Rand has been extraordinarily weak since early 2013 capping USD denominated metal prices.

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Platinum Supply and Demand
‘000 oz

Supply	2011	2012	2013
South Africa	4,860	4,090	4,120
Russia	835	800	780
Others	790	760	840
Total Supply	6,485	5,650	5,740
Gross Demand
Autocatalyst	3,185	3,190	3,125
Jewellery	2,475	2,780	2,740
Industrial	1,975	1,605	1,790
Investment	460	455	765
Total Gross Demand	8,095	8,030	8,420
Recycling	(2,060)	(2,040)	(2,075)
Total Net Demand	6,035	5,990	6,345
Movements in Stock	450	(340)	(605)

Source: Johnson Matthey

The Palladium Market
Palladium outperformed most other precious metals over the past year. A combination of strong demand and uncertainty around supply from Russian stockpiles contributed to strong price performance. Growth in global auto sales has been driven by Chinese and US demand – both predominantly gasoline markets which favor palladium in autocatalysis.

Palladium Monthly Prices 2011-2013 (US$ per oz)

London am & pm fixings

Source: Johnson Matthey

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Palladium Supply and Demand
‘000 oz

Supply	2011	2012	2013
South Africa	2,560	2,320	2,350
Russia	3,480	2,890	2,700
Others	1,320	1,320	1,320
Total Supply	7,360	6,530	6,430
Gross Demand
Autocatalyst	6,155	6,705	6,970
Jewellery	505	445	390
Industrial	2,465	2,350	2,195
Investment	(565)	470	75
Total Gross Demand	8,560	9,970	9,630
Recycling	(2,385)	(2,290)	(2,460)
Total Net Demand	6,175	7,680	7,170
Movements in Stock	1,185	(1,150)	(740)

Source: Johnson Matthey

Outlook

Supply from the South African PGM mining industry continues to be constrained.

The legacy producers are faced with challenging ore bodies as increasing depth and diminishing grades erode profitability. Recent strife in South Africa has added a new level of uncertainty around supply as cost escalation related to labour has become a continuing trend. The major South African PGM producers have deferred capital investments due to a lack of certainly and operating flexibility. Their ability to ramp up production when demand resurfaces is highly unlikely. Given the vast majority of primary PGM production comes from South Africa, higher metal prices will likely be required to incentivize future production.

Platinum Group Metals controls a portfolio of low cost assets. The WBJV Project 1 mine when online as planned would then be one of the few new mines brought into production over the next several years in South Africa. With a relatively low capital cost and strong operating margin at current metal prices, the WBJV Project 1 is well positioned to overcome the hurdles facing existing producers. The Waterberg JV Project, although at an earlier stage, holds significant potential as it will likely be amenable to mechanization limiting exposure to escalating labour costs.

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Our Commitments

We strive for best value by analyzing what we do. We ask if a task can be completed with increased safety, at a lower cost, better or more efficiently. We seek multiple bids for the contracts we let and we search for alternate approaches where possible to test for best value.

Our Commitments

At Platinum Group Metals Ltd we are committed to building value for our shareholders safely and responsibly. We have a duty to grow value and to move our assets towards platinum production while also being valued and contributing members of the communities where we work. We strive to complete our work safely and in compliance with laws and regulations. We endeavour to maximize value in everything we do for our shareholders, our employees, government and the communities where we operate.

Communication

We regard open, honest dialogue in a climate of mutual respect as essential for all of our interactions both inside and outside of the company. For our contractors and employees we strive to listen well and we insist on open, transparent and balanced communication.

Value

We strive for best value by analyzing what we do. We ask if a task can be completed with increased safety, at a lower cost, better or more efficiently. We seek multiple bids for the contracts we let and we search for alternate approaches where possible to test for best value. We build long term relationships based on respect and a common objective to achieve best value. We have been fortunate to attract a high quality group of shareholders, both large and small, who continue to confirm our approach and business plan to develop new, high quality and producing platinum assets.

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We focus and insist on safety and high standards at our exploration and work sites.	Safety

Safety is our number one commitment and it is the first item on our agenda in meetings at all levels in the Company and with our contractors. We have invested considerably into a program called SafeMap to assess, and monitor our safety culture and to train effective team leaders in safety. The program is successful. The newly trained leaders, including many very experienced mining people, say they have learned a lot from our SafeMap program. We are pleased to have solid acceptance of our safety culture from our employees and our contractors and we continue to invest in leadership that “sees and communicates differently” and is always looking for ways to improve safety with an “eyes wide open” approach.

The programs have been a great success interacting positively and energetically with more than 1,000 children over the past year

We have adopted an open door policy with the mines inspectors from the Department of Mineral Resources in South Africa (“DMR”), officially inviting them to come and inspect us regularly. This is perhaps an unusual approach in South Africa. If the inspectors see something unsafe they may issue a Section 54 notice to stop work until the unsafe situation is remedied. Because of their extensive experience, the inspectors can help us see and correct issues before they become an accident. We strive to develop a positive and co-operative relationship with the DMR and welcoming their involvement demonstrates our commitment to being as safe as possible. We commit to learn from any incident or accident on site to improve our safety.

In addition to our construction and underground development activities, we also focus and insist on safety and high standards at our exploration work sites.

Responsibility to the Environment and Communities
25 learners working in our system

We take our obligation to safeguard the environment where we operate seriously. We keep an open mind on how our projects can be improved during the public consultation process and we conduct regular forums with the communities. We start the consultation process at the exploration stage and work to maintain regular contact with community leaders and interested parties. We maintain an open and transparent dialogue and we maintain good records to document our interactions. We monitor our effect on the environment as required and we look to minimize the impact of our projects. At the exploration stage we reclaim our drill sites as we go and we keep a detailed record of the condition of each site both before our operations and after our reclamation. We have continuous engagement with our local communities on a quarterly and adhoc basis regarding issues that concern them at the mine or exploration site.

10 catering professionals have been trained in cookery and culinary skills
Social and Economic Goals

Our Social and Labour Plan, “SLP” is the guide for our social and economic goals in the communities where we operate. We have a full time staff member on our owner’s team who is working to assist our effective and efficient fulfilment of the plan. We have an active program of learnerships. There are currently twenty five (25) learners working in our system. There are also internships where nine (9) interns are assigned to different sections or departments at the mine as well as small and medium sized enterprise (“SME”) development training. So far ten (10) catering professionals have been trained in cookery and culinary skills and we have purchased two (2) mobile kitchens for local women to use as they sell food and refreshments to employees at the WBJV Project 1 platinum mine as a part of an enterprise development plan for the community. Our SLP and other related activities include the donation of two (2) vehicles to be used by Moses Kotane Hospital in their health awareness program for local communities. We have funded the refurbishment and equipping of one (1) school laboratory so far and have funding for two (2) more in process. We have funded a sports training program and hosted local football tournaments. Six (6) local sports teams have received sports kits as a donation from the company. The football tournaments are an excellent opportunity for informal engagement as good neighbors. Our SLP related work is ramping up along with the construction of the WBJV Project 1 platinum mine and we continue to work on locally approved community projects.

We have been looking for ways to leverage our active community programs beyond our SLP obligations. We have hired a full time person in Canada with the specific task of finding programs and funding that we can match with our on the ground presence. We have been in discussions with national charity agencies working on a potential tuberculosis testing and prevention program that could leverage on our investments and work in mine worker and community health.

Our Sports Academy involvement in schools near the WBJV Project 1 platinum mine is aimed at teaching physical education and positive lifestyle skills to local school children. This program has been a great success interacting positively and energetically with more than one thousand (1,000) children over the past year. We plan to add science mentoring to our interactions with local schools over the year ahead. A dedicated geologist and sportsman has been assigned for the job and has commenced with introductions at different schools with the aim of commencing with the program at the beginning of 2014.

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PTM has supported direct
26%
Black Economic Empowerment

MINING CHARTER REPORT CARD
Ownership

•	Platinum Group Metals RSA Pty Ltd has supported direct 26% Black Economic Empowerment (“BEE”) ownership upon the formation of all its exploration and mining ventures in South Africa since 2004;
•

Platinum Group supported Africa Wide for a 26% interest in the WBJV and later consented to transactions allowing Africa Wide to broaden its empowerment base as a part of Wesizwe. Platinum Group then designed and participated in a reorganization and transfer of assets whereby Wesizwe gained an 18.5% share in its own project from Platinum Group, giving Wesizwe the necessary 100% ownership and legal ability to move its project forward.

•

Platinum Group has supported its BEE partners throughout the exploration process. In the case of Africa Wide and the WBJV Project 1, the Company provided for Rand 408 million in construction funding for Africa Wide as part of the consolidation of mineral rights described above and completed in 2010.

•

Platinum Group and JOGMEC supported the inclusion of BEE Company, Mnombo Wethu Consultants (Pty) Limited (“Mnombo”), for a 26% interest in the Waterberg JV Project. Subsequently, Platinum Group acquired 49% of Mnombo and agreed to cover their exploration costs until a feasibility study is completed for the Waterberg JV.

15
learners are currently
enrolled at Mankwe FET College

Procurement

•	Platinum Group has developed a preferential procurement policy to direct all project related procurement and ensure the achievement of the targets.
•

As construction of the WBJV Project 1 platinum mine has ramped up, Platinum Group has awarded material components of its capital expenditure program to companies with a Broad Based Economic Empowerment (“BBEE”) rating of level 4 and above. SME’s have been awarded contracts where the capability was available. We continue to look for opportunities to promote BEE business within a fair and reasonable tendering process to qualified contractors with targets on capital goods and local community development in line or in excess of the Charter objectives. In this regard, we actively seek to identify and develop local Historically Disadvantaged South African (“HDSA”) business.

Beneficiation

•

The WBJV Project 1 mine plans local beneficiation of platinum concentrate to a saleable export platinum product. Local beneficiation will focus on the commitments developed by the Department of Trade and Industry (“DTI”).

•

Anglo Platinum has exercised a first right of refusal with respect to the smelting of platinum concentrate from the WBJV Project 1 platinum mine. It is anticipated that the beneficiation of this concentrate will occur locally in South Africa.

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Employment Equity

•

The WBJV Project 1 site staffing model has been planned to meet the BEE management target and when the ramp-up in hiring of staff for onsite employment commences, compliance to this Charter requirement will be managed closely.

•

Platinum Group Metals RSA Pty Ltd. has exceeded the required BEE target. BEE members have also been included at the operating company Board level. Focus has been placed on the identification and training of women, a Charter requirement set by government.

•

We have maintained high targets for local hiring on site during the contracting phase. HDSA are well represented in all aspects of the business including geology, legal and finance as well as in senior management roles.

Human Resource Development

•

Platinum Group has been supportive of human resource development since 2004. In particular, a number of new graduates and women in mining have advanced their experience and training while at Platinum Group. A number of our early recruits have advanced their careers significantly.

•	Our SLP for the WBJV Project 1 fully embraces the spirit and letter of the Charter and other regulations in this area.
•	Ten (10) learners are completing their program in early 2014 while fifteen (15) are currently enrolled at Mankwe FET College.
•	Nine (9) interns have been placed with different departments at the mine for experiential training under geology, strata control, SLP and Human Resources Development and Management.

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Science laboratory at Tswaidi High School

Mine Community Development

•	We strive to make our mine development an integral and harmonious part of the greater community in the area of the Project 1 platinum mine.
•	A percentage of our payroll will be invested in essential skills development in collaboration with the local Integrated Development Plans (“IDP’s”).
•	We have worked hard in the mining area for the WBJV Project 1 to hire locally.
•	We have established a 4,500 person data base of resumes from our local area.
•	We have been able to support local scholarships and co-op programs for senior level personnel in order for them to complete their training.
•

Through our purchase of surface rights we acquired the Sundown Ranch and Hotel. In recognition of its importance we encouraged the hotel to continue under local management and sustain its role as a recreation center and integral part of the community.

•	The expansion of the Sports Academy from the Sundown Ranch into the local schools has been a solid success.
•	Two (2) vehicles have been donated to the Moses Kotane Hospital for community health awareness training in the local municipality.
•	A science laboratory at Tswaidi High School has been refurbished and equipped while a further two will be refurbished in 2014 and 2015 respectively.

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Housing and Living Conditions

•	We support the national drive and objective of home ownership and to this end, will not plan any mine hostel facilities.
•	Platinum Group has developed a “total cost to company” remuneration model, which makes clear provision for home ownership allowances.
•

Platinum Group is working with interested parties, industry specialists and local municipal administrators for the future development of a comprehensively planned community for several thousand homes on surface rights owned by the Company.

Sustainable Development and Growth of the Mining Industry.

•	Platinum Group has environmental management systems that focus on monitoring, mitigation and improvement.
•	Our initial monitoring of our construction has had positive results in line with guidelines.
•	Our reclamation plan is continuously assessed and updated.
•	We provide for the safe storage of waste and design the operation so that adequate resources are in place to meet all closure obligations.
•	We have systems and plans for the improvement of all aspects of the operation for health and safety and the training of all persons at our sites on health and safety.
•	We encourage research and development and we utilize South African facilities and Universities for detailed scientific research adding to local expertise.

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MANAGEMENT DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 26, 2013 and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2013. This MD&A should be read in conjunction with the Company’s consolidated audited financial statements for the year ended August 31, 2013 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES
NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

  revenue, cash flow and cost estimates and assumptions;
  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;
  project economics;
  project debt financing;
  future metal prices and exchange rates;
  mineral reserve and mineral resource estimates;
  production timing; and
  potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

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Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

  inability of the Company to find an additional and suitable joint venture partner for the Project 1 (as defined herein) and Project 3 (as defined herein) platinum mines;
  failure of the Company or its joint venture partners to fund their respective pro-rata share of funding obligations;
  additional financing requirements;
  history of losses and ability to continue as a going concern;
  no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;
  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;
  fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar;
  metals price volatility;
  difficulty enforcing certain judgments involving United States federal securities laws;
  the Company’s potential guarantee obligations under the proposed New Project Loan Facility (as defined herein), if consummated;
  delays in the start-up of the Project 1 platinum mine which could result in a default under the New Project Loan Facility, if consummated;
  the ability of the Company to retain its key management employees; conflicts of interest;
  any disputes or disagreements with the Company’s joint venture partners;
  the costs of increasing Black Economic Empowerment (“BEE”) in the Company’s mining and prospecting operations;
  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;
  the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;
  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

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  property and mineral title risks including defective title to mineral claims or property;
  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;
  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;
  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;
  extreme competition in the mineral exploration industry;
  risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation;
  no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and
  the other risks disclosed under the heading “Risk Factors” in this MD&A.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this MD&A are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:
Estimates of mineralization and other technical information included or incorporated by reference herein has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

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TECHNICAL AND SCIENTIFIC INFORMATION:
The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1. DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine (“Project 1”) and the exploration and initial engineering on the newly discovered Waterberg Platinum deposit, where the Company is the operator of the Waterberg joint venture project (the “Waterberg JV Project”) with the Japanese Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company has also expanded its exploration on to the prospecting rights covering 530 square kilometers immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Projects”). As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Projects have increased in importance in the Company’s business over the past year.

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The Company’s current complement of managers, staff and consultants in Canada consist of approximately 13 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consist of approximately 139 individuals.

Project 1 is operated by the Company on an “owner managed-contractor” basis. At present the Company has 20 of its staff, 41 technical services and security staff and 11 human resources and labour consultants assigned to Project 1. JIC Mining Services (“JIC”) has approximately 429 people assigned to both the north and south mine areas at Project 1. Engineering, procurement, construction and management (“EPCM”) contractor DRA Mining (Pty) Ltd. completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. Since December 2012 DRA Mineral Projects (Pty) Ltd. (“DRA”) has been formally engaged as EPCM contractor for commencement of Phase 2 surface infrastructure including mill and flotation circuit construction. DRA is managing approximately 589 people working on site at Project 1 assigned to earthworks, civil construction of surface infrastructure, civil construction of the concentrator plant and perimeter security fencing. Of the people working on site at Project 1 in South Africa at present, approximately 20% are people from the local communities surrounding Project 1.

General management and support services in South Africa have grown in the year in response to growth at Project 1 and the Waterberg Projects. New office premises were leased in the fourth fiscal quarter in Canada due to the expiration of lease arrangements and new offices were leased in South Africa due to growth. In addition to its existing general office space, the Company utilizes facilities at the Company-owned Sundown Ranch property for Project 1 mine site administration, site induction and staff services and uses a secure compound and core storage facility at the Company-owned Elandsfontein Farm, adjacent to Project 1. The Company also rents a secure compound for core storage, administration and field services near the Waterberg Projects.

New Personnel
The Company is following a plan and strategy with regard to the hiring of new personnel as Project 1 advances. During the year ended August 31, 2013 the Company’s South African operating subsidiary hired a senior Financial Manager, a Safety Health and Environment Manager, a Social and Labor Plan Coordination & Execution Manager, a senior Cost Engineer, a Cost Accountant as well as several other technical and administrative staff members.

2. PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

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The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 4 and 5 of the Company’s Financial Statements.

South African Properties
The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company that will be held 77.55%(1) by PTM RSA and 22.45% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”).

(1) Subsequent to August 31, 2013, Africa Wide failed to meet its US$21.8 million share of a cash call for Project 1. Based on the dilution formula contained in the Maseve Shareholders Agreement (the “Maseve Shareholders Agreement”) the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02% . Africa Wide has instead calculated its dilution at 3.55%, reducing their shareholding, in their opinion, to 22.45% . At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to issue shares in Maseve to PTM RSA in order to dilute Africa Wide by 3.55% with the possible further dilution of another 1.43% being referred to arbitration for determination according to the terms of the Maseve Shareholders Agreement.

The Company is the operator of the Waterberg Projects, consisting of the Waterberg JV Project and the Company’s exploration on prospecting rights on the Waterberg Extension Project. The Company conducts all of its exploration activities at the Waterberg Projects through PTM RSA. As a result of the resource scale and thickness of the Waterberg deposit, exploration activities at the Waterberg Projects have increased in importance in the Company’s business over the past year.

Projects 1 and 3 – Operations in the Period
During the year ended August 31, 2013, the Company incurred $69.5 million in development costs for Project 1 and did not incur any significant costs on Project 3, located adjacent to and to the north of Project 1. In the prior year comparative period, total Project 1 and Project 3 expenditures amounted to $16.4 million. At August 31, 2013, the Company carries total deferred development costs related to Project 1 of $235 million and another $3.2 million related to Project 3. Africa Wide’s non-controlling 26% interest in Maseve as at August 31, 2013 is recorded at $51.4 million.

The Phase 1 development program was budgeted at R856.83 million (approximately US$100 million at the time). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of R777.20 million; however a further amount of R81.3 million related to deferred expenditures for electrical services is still expected to be incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 was completed approximately 12 weeks behind original schedule as set at commencement. Schedule delays occurred as a result of the time taken to obtain permits and sub-optimal civil contractor performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified. During the period from February to March 2013 advance was halted or delayed for approximately a month due to a Notice under Section 54 of the Mine Health and Safety Act (1996) as described below.

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2013 ANNUAL REPORT

The north decline box cut excavation brings the working area down an access ramp from surface for 128 metres linear and 20 metres vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are now approximately 1,374 metres linear (at October 31) and approximately 215 metres vertical (at October 31) into the underground. Approximately 1,033 (at October 31) metres of lateral development, reef drives and ventilation headings have been completed. Multiple cross cuts between declines of 10 metres in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. A ventilation raise bore was commenced in August 2013 and completed in October 2013.

On March 28, 2013 the Merensky Reef was intercepted in the north declines as had been projected in the mine geological model. An underground drive along the strike of the deposit has now advanced on the Merensky reef northward for approximately 146 metres (258 at October 31). Raise developments into the mine blocks has commenced and continues. Shallow Merensky Reef mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the Merensky Reef, is common to the shallow portions of the adjacent operating mine. Small scale stock piling of Merensky Reef material on surface has begun. As development opens areas of Merensky reef, an evaluation of the initial mining blocks will be completed by Company geologists and engineers. The north declines are continuing from the shaft bottom infrastructure targeting deeper mine blocks. At several locations near the bottom of the north declines localised rock conditions have required the installation of additional support.

Crews working on the north declines regularly achieve rates of face advance at the planned 100 metres per month as described in the technical report entitled “Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated November 20, 2009 with an effective date of October 8, 2009 prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart (the “2009 UFS”). The rate of underground development in the north and south declines continues to be an important factor with respect to future mine production rates. Delays in underground development, stopping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements.

During the year ending August 31, 2012, geo-technical drilling and survey work was completed at the planned site of the twin southern declines. A tender process was completed and the Company awarded a contract for earthworks and civil construction at the south decline site. This work commenced after a mining right for Project 1 was granted in April 2012 (the “Mining Right”). As of the date of this MD&A, the south box cut is complete and underground mining has now advanced the twin declines for approximately 88 metres (148 metres at October 31). The south decline Phase 2 development is behind the original planned schedule. The development of the south declines has progressed slower than anticipated due to poor ground conditions in the first 50 metres vertical from surface. Work to deal with these conditions included grouting, void filling and the installation of steel sets. The south declines are in a position to advance into more competent rock. Development rates are improving as vertical depth increases.

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2013 ANNUAL REPORT

On June 14, 2013 the Company announced that as a result of the slower development rates in the south mine and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production had been adjusted by six months to mid-2015.

As of the date of this MD&A, approximately $190 million has been invested in Phase 1 and Phase 2 construction and estimated initial production and concentrate sales in mid-2015 are expected to be further delayed. The amount of time for the further delay of first concentrate sales depends on the delay in final financing arrangements for the Project 1 and other factors. The ramp-up profile for production from commencement forward over the following two years is similar to previous projections. Delays in ramp-up profile could occur if underground development rates fall behind plan, potentially resulting in delayed revenue from concentrate sales, which would negatively impact peak funding requirements.

Since late 2012 the Company and DRA have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities. Tenders for the Primary Mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R1.167 billion ($120 million at August 31, 2013) over the next two years. The primary run of mine ball mill has been ordered from Outotec RSA (Pty) Ltd. and cleaner flotation cells have been ordered from Metso Mining and Construction (South Africa) Pty Ltd. Phase 2 construction at Project 1 commenced in early January 2013 and earth works and laydown areas for mill and concentrator facilities are now mostly complete. Foundations for major mill and concentrator components are above ground as well. Civil engineering and construction work is well advanced and on schedule. Expected deliveries for all major components remain on schedule. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed.

Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction. See “Risk Factors”.

South African power utility company ESKOM (“ESKOM”) gave notice to Maseve in March 2013 that it will be unable to install a planned 132KVA power infrastructure for delivery of a full 40 megavolt ampere (“MVA”) service to Project 1 as originally scheduled. Notwithstanding this the Company expects that power requirements for Project 1 will be met as and when required. Power lines and a sub-station at commercial scale have been installed on site. A construction supply of 1.5 MVA was installed to the property in 2012. ESKOM has completed installation of transformers for an initial 10MVA service to site and commissioning of that service occurred in October 2013. The mining and milling operations of Project 1 do not require more than 20 MVA for several years and the full 40MVA service is not required until 2017 and beyond in the current mine plan. ESKOM’s engineers and the Company have approved a plan to use an existing 88KVA regional infrastructure to provide the mine site with power as needed during ramp-up and documentation for this change is in progress.

The Company has paid deposits to ESKOM of R51.71 million (approximately $5.32 million at August 31, 2013) of R142.22 million in estimated costs (approximately $14.63 million at August 31, 2013) for ESKOM’s work in designing and constructing infrastructure for the delivery of electrical power to the property.

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2013 ANNUAL REPORT

In February 2013 the National Energy Regulator of South Africa approved an 8% annual rate increase in the electricity tariff for the next five years. This escalation is within the general sensitivities for total costs as considered in the 2009 UFS. Increased power costs will affect all producers of platinum in South Africa.

At full capacity the Project 1 mine is estimated to require a maximum water supply of 6 megalitres/day (“ML/ day”). In 2011, Maseve entered into an agreement with regional water supplier Magalies Water (“Magalies”) for a temporary 0.5 ML/day water supply. The construction of a water pipeline to site was completed in 2012 and the temporary water supply is now in service. On site water management infrastructure was built at a scale suitable for full scale production for Project 1. An agreement between Maseve and Magalies for a permanent water supply of 6 ML/day was executed in late November 2012 and full scale service is expected to begin when required. Magalies, Wesizwe and Maseve are currently cooperating to design, purchase and install a pipeline connected to Magalies local supply for delivery of full scale service as planned to both Project 1 and Wesizwe’s nearby operations. Magalies currently has existing capacity to supply Project 1, but will need to complete new regional infrastructure to meet expected mine and municipal demand in the future.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”) regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

Working with a third party specialist, the Company has acquired and maintains insurance coverage in South Africa for Project 1 including policies for course of construction, wrap around liability and a South African special risks policy.

Project 1 - Safety
The Company considers safety at Project 1 to be its first priority. A formalized safety training, testing and monitoring regime administered by a third party specialized consulting firm has been underway for Project 1 since commencement of Phase 2 and continues at present.

On February 13, 2013 Moshiko Molepo, an employee of a surface earth works contractor, was involved in an incident on surface at the Project 1 mine site and subsequently died while receiving medical care. A formal inquiry with respect to the fatality was commenced on August 20, 2013 for three days and was then adjourned. The inquiry was scheduled to reconvene in late 2013 but was postponed to March 2014. The Company does not anticipate any material claims being brought against it arising from this incident.

As a result of the tragic incident, on February 14, 2013 a notice under Section 54 of the Mine Health and Safety Act (1996) (the “Notice”) required the Company to stop all operations on site pending compliance with various instructions in the Notice and until upliftment of the Notice by the principal inspector of mines. The Notice was uplifted on March 5, 2013 and the Company resumed mine building operations and underground development.

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2013 ANNUAL REPORT

Project 1 - Financial Overview
The Company completed a definitive feasibility study in July 2008 and the 2009 UFS in October 2009 for Project 1, which was at that time a portion of the Western Bushveld Joint venture (“WBJV”) in South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar. Since April 2013 there has been significant volatility in the market prices for base metals and for gold and other precious metals such as platinum and palladium. In recent months the Rand has weakened to approximately 10 to each 1 US$. Weakening metal prices or a stronger Rand will each have a negative effect on peak funding estimates for Project 1. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all material risk factors for Project 1.

The Company completed an equity financing in October 2010 and a portion of the proceeds was used to initiate a US$100 million Phase 1 development and bulk sample program at Project 1, which also included surface and earth works.

In April 2012, the Company completed a revised cost budget estimate based on post 2009 UFS work for inclusion in a financial model for the Lenders. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under the Phase 1 development program currently underway. The revised peak funding estimate, which is calculated in Rand, was published in April 2012 and includes both Phase 1 and Phase 2 in their entirety. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

On June 14, 2013 the Company announced that as a result of slower than planned development rates in the south mine, and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production had been adjusted by six months to mid-2015. As of the date of this MD&A, approximately $190 million has been invested in Phase 1 and Phase 2 construction and estimated initial production and concentrate sales in mid-2015 are expected to be further delayed. The amount of time for the further delay of first concentrate sales depends on the delay in final financing arrangements for the Project 1 and other factors. The ramp-up profile for production from commencement forward over the following two years is similar to previous projections.

The Company is seeing escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies. These escalations have been consistent with those seen in the South African mining industry in general over recent years. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation. The Company’s original cost estimates were modelled at 8 Rand to the US Dollar. With the Rand currently at or near 10 Rand to the US dollar these cost escalations are substantially offset in dollar terms, however, diesel petroleum products are marked to US$ prices and a weakening Rand has the effect of raising Rand based fuel costs.

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2013 ANNUAL REPORT

When based on longer term metal price assumptions the net effect of escalation and project delays was estimated by the Company in June, 2013 at less than a 10% increase from previous cost estimates in US dollars, however weakening metal price assumptions or a stronger Rand will each have a negative effect on peak funding estimates for Project 1. Delays in underground development or delays in delivery of ore tonnage to surface stockpiles will also have a negative effect on peak funding requirements. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all material risk factors for Project 1. At the time of writing, as a result of the decision of Africa Wide on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package including project lending, a procurement freeze has been implemented on Project 1. This delay in implementing construction contracts combined with potential delays in ramping-up mining ore may result in a decision to further delay the completion of mill construction and the first concentrate sales.

Apart from delays and updated financial estimates, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS with a steady state production rate of 275,000 4E platinum, palladium, rhodium and gold derived from decline accessed Merensky and UG-2 ore.

Project 1- Senior Loan Facility
On August 1, 2011, the Company entered into an agreement mandating a syndicate of banks (the “Lenders”) to arrange for a US$260 million project finance loan to Maseve for the development of Phase 2 of Project 1 (the “Original Proposed Loan Facility”). By late 2012 the Original Proposed Loan Facility had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the Original Proposed Loan Facility was still subject to the negotiation and execution of definitive documentation and certain conditions precedent, including, among other things, the Company matching certain financial ratios including debt to equity for the full cost to complete, as determined by the banks at the time of draw down, the acquisition and maintenance of all requisite permits and licences and the establishment of an agreed metals hedging program. The Company was also to be responsible for its 74% share of a cost overrun facility, estimated to be between US$50 million and US$100 million on a 100% basis, and working capital as needed to satisfy the Lenders’ requirements. The Company would have been required to fund its 74% share of Project 1 funding over and above that which would have been provided by the Original Proposed Loan Facility.

The issuance of additional equity capital, if available, to fund project capital requirements and a cost overrun facility may result in substantial dilution to existing shareholders and would require the approval of the New Lenders (as defined below).

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, a subsidiary of Wesizwe, informed the Company that they would not be funding their approximate US$21.8 million share of a budget and cash call unanimously approved by the board of directors of the Project 1 operating company Maseve. Africa Wide was also to be a guarantor and obligor to the above mentioned Original Proposed Loan Facility. Subsequent to their announcement on October 18, 2013 the Company began working with potential lenders to re-structure the Original Proposed Loan Facility wherein the Company will be the primary guarantor and obligor.

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2013 ANNUAL REPORT

On November 8, 2013 the Company entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale (the “New Lenders”) for a US$195 million project loan facility (the “New Project Loan Facility”). The new mandate letter is subject to the finalization of a facility agreement and, among other conditions, the New Lenders’ financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The loan facility agreement will require a cost overrun facility and metal and currency hedging, as well as normal conditions precedent.

There is no certainty that the Company will be able to successfully complete the New Project Loan Facility. Failure by the Company to complete the New Project Loan Facility or alternative financing for Project 1, or to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

As a part of the New Project Loan Facility the Company will be required to guarantee the obligations of Maseve by a pledge to the New Lenders of its interests in the capital of Maseve and its interests in the Waterberg Projects. See “Risk Factors”.

As a result of the failure to fund their share of the above mentioned cash call, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02%(1) interest in Maseve and therefore Project 1. As Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity stake in mining rights to remain in good standing, the Company immediately advised the Department of Mineral Resources of the Government of South Africa (“DMR”) of Africa Wide’s decision and the dilution implications as a result thereof. The DMR has provided the Company with a letter stating that it will apply the provisions of the Minerals and Petroleum Development Act 28 of 2002 (“MPRDA”) related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide into another bona fide BEE company when shares in Maseve are issued to PTM RSA to account for the dilution of Africa Wide.

(1) Based on the dilution formula contained in the Maseve Shareholders Agreement the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02% . Africa Wide has instead calculated its dilution at 3.55%, taking them down to a holding of 22.45% in their opinion. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to issue shares in Maseve to PTM RSA to dilute Africa Wide by 3.55% with the possible further dilution of another 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholders Agreement. See previous comments above.

Labour in South Africa

There has recently been significant labour unrest and demands for higher wages by certain labour groups across the gold and platinum mining industries in South Africa. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In limited cases, wage increases have been agreed to by the management of some mining companies. To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

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2013 ANNUAL REPORT

The Company has worked closely with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. At present approximately 20% of the onsite workforce is comprised of local persons from the surrounding communities.

The primary union at Project 1 representing the workers of underground mining contractor JIC is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. Should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and an increase in labour costs, and therefore higher operating costs could occur. See “Risk Factors”.

Project 1 and 3 - Mineral Resources and Reserves
The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43-101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. The Company will hold a 77.55% interest in the 4E ounces attributable to Project 1 and Project 3 pending the planned sale of Africa Wide’s diluted interest in Maseve into another bona fide BEE Company as described above. Additional information regarding grades, prill splits, sampling and reserve and resource calculations can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Mineral reserves are a sub set of measured and indicated mineral resources included in the UFS and take into account mining factors and are not in addition to the mineral resources.

Cautionary Note to U.S. Investors with respect to the information above: The Company uses the terms “measured resources,” “indicated resources,” and “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that measured and indicated mineral resources will ever be converted into reserves or that part or all of an inferred resource exists or is economically or legally minable. In the following tables, the Company also presents proven and probable reserves calculated under NI 43-101, which differs from the standards of SEC Industry Guide 7. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, the disclosure below may differ materially from the reserve estimates and other disclosures that would be provided by a U.S. public company.

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2013 ANNUAL REPORT

Project 1 - History of Acquisition
On October 26, 2004, the Company entered into a joint venture agreement forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Anglo”) (37% interest held through its subsidiary RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67km2 on the Western Bushveld Complex of South Africa. The WBJV property was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Anglo contributed an additional 5km2 area of prospecting rights into the WBJV. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”). On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47km2 of the original 72km2.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve. In exchange for rescinding its 18.5% of Project 2 to Wesizwe, the Company received an additional 17.75% interest in Maseve, bringing its holdings in Maseve to 54.75% ..

Through the Consolidation Transaction the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R408.81 million. On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of R408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds”). As of August 31, 2013 approximately R98.69 million ($10.2 million) of the Escrowed Maseve Funds, including earned interest, remained in escrow. The Escrowed Maseve Funds were fully utilized against Africa Wide’s share of Project 1 expenditures by early November 2013.

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2013 ANNUAL REPORT

Under the terms of the Consolidation Transaction agreements, RPM held a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM that they would exercise RPM’s right of first refusal to enter into an agreement with Maseve on terms equivalent to terms agreed to by Maseve with another commercial off-taker for the planned sale of concentrate produced from Project 1. A formal off-take agreement between RPM and Maseve was executed in April 2013.

As a result of their decision on October 18, 2013 to not fund their approximate US$21.8 million share of an approved cash call as described above, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02% interest in Maseve and therefore Project 1 and as a result the Company will see an increase in its share of Maseve to approximately a 78.98% . See further details at “Project 1- Senior Loan Facility” above. As discussed above the Company plans to sell diluted percentage interests in Maseve to a qualified BEE company to comply with the empowerment aspects of the MPRDA.

Waterberg JV Project, South Africa
PTM RSA applied for a prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right for the requested area. Later in October 2009, PTM RSA entered into an agreement (the “JOGMEC Agreement”) with JOGMEC and Mnombo whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). See further details at “History of Acquisition” below.

Activities in the period ended August 31, 2013
Drilling on the Waterberg JV Project area has resulted in the inferred mineral resources discussed below. Drilling was underway at May 31, 2013 with fifteen machines operating on a roughly 250 metre grid, with several machines on 500 metre or greater step outs. Subsequent to May 31, 2013 the number of rigs was reduced as the planned drilling on the joint venture area neared completion. At August 31, 2013 there was one rig working on the joint venture property and by mid-September, 2013 drilling was stopped and engineering work had commenced.

In April 2012, JOGMEC completed their US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May, 2012. An approved post earn-in 2012 budget for the joint venture was initially set by the joint venture partners at US$8.37 million. In February 2013 the joint venture partners increased the post earn-in budget to US$13.0 million. A further 2013 budget in the amount of US$7.0 million was later approved. To August 31, 2013 approximately US$18.6 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s combined 63% share of this work for a cost of US$11.7 million with the remaining US$6.88 million funded by JOGMEC. At August 31, 2013 an amount of US$0.5 was due and receivable from JOGMEC. The Company has approved its own budget for calendar 2013 to fund its 63% share (including Mnombo’s 26% share) of 2013 work expenditures for the joint venture.

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2013 ANNUAL REPORT

Waterberg JV Project - Mineral Resources
On September 5, 2012 the Company announced an initial mineral resource for the Waterberg JV Project property. The details are contained in the technical report entitled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” located on the Northern Limb of the Bushveld Complex, with an effective date of November 5, 2012 (the “Waterberg Report”), prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. (“Coffey”). In the report the independent Qualified Person recommends a forward 2013 budget in the amount of $10.0 million, which the Company is undertaking with the joint venture partners as described above.

On February 1, 2013 the Company announced an updated inferred mineral resource estimate on the Waterberg JV Project property. On March 18, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22’ 01”S, Longitude 28° 49’ 42”E)” is dated effective February 1, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey, supporting the disclosure of the updated inferred mineral resource estimate.

On September 3, 2013 the Company announced a further updated inferred mineral resource estimate on the Waterberg JV Project property. This latest estimate is based on exploration and drilling results to the end of July, 2013. The updated inferred mineral resource estimates 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold (“2PGE+Au”) for a total of 17.523 million ounces. Significant copper and nickel credits are also present. On October 17, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22’ 01”S, Longitude 28° 49’ 42”E)” is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. The report supports the disclosure of the updated inferred mineral resource estimate. (See the resource details and metal splits in the table below).

The shallowest edge of the known deposit on the Waterberg JV Project property is on the T2 layer at approximately 130 metres below surface. All resources estimates for the Waterberg JV Project property have been restricted to 1,000 meters vertical as a preliminary economic cut-off. All layers remain open to depth beyond the resource model. The deposit is 5.5 kilometers long on the Waterberg JV Project property and is limited to the north by the property boundary. The deposit remains open along strike to the north beyond the Waterberg JV Project boundary extending on to prospecting rights where Platinum Group holds an 87% effective interest with the balance held by a private BEE partner. See “Waterberg Extension Project Licenses” below.

Mechanized mining methods, milling and infrastructure requirements for the Waterberg JV Project platinum deposit are all being studied as part of a Preliminary Economic Assessment (“PEA”) being conducted by South African engineering firm Worley Parsons TWP. As announced in May 2013, estimated recoveries for platinum, palladium and gold (2PGE+Au) in scoping flotation tests completed at SGS Labs in South Africa averaged 88% for the T2 layer and 83% for the F layer. The resource announced September 3, 2013 and the baseline metallurgical work will form the basis of the PEA due to be completed at the end of 2013.

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2013 ANNUAL REPORT

Resource Details
The latest resource was calculated using 111 bore holes with a total of 301 pierce points including deflections. The drill intersection data was supplied to Coffey, independent consultants. The resource model was created by Coffey and a number of iterations were done to confirm the validity. Grade estimation was completed using IDW2 methodology and studied at various cut-off grades. The previous split of the FH and FP layers were merged into one F zone. The average thickness was calculated for the T zones that have distinct rock layer characteristics. The F zone is located consistently near the floor of the Bushveld Complex and is associated with an olivine rich rock layer and the average thickness of 3.0 metres to 30 metres was defined by a grade cut-off. An area of F layer related to an interpreted depression in the floor rocks where thickness of the mineralization is greater than 12 meters has been given the name “Super F”. This zone will be considered separately for larger scale underground mining methods in the ongoing PEA.

Inferred 2PGE+Au Resource Estimate, August 29, 2013
The three main mineralized layers for which an inferred mineral resource estimate is declared are presented below (as at September 2, 2013):

	Thick- ness M	Ton- nes Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.50	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2	3.77	39.16	1.16	2.04	0.84	4.04	29:50:21	5,107	0.18	0.10	69,400	37,600
T Total	3.38	47.66	1.14	1.95	0.77	3.86	30:50:20	5,948	0.18	0.10	83,900	46,000
F Total	3.0 to 30.0	119.05	0.91	1.98	0.13	3.02	30:65:5	11,575	0.07	0.17	78,800	202,200
Total		166.71	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200

Note: The T1 and F layers are reported with a 2g/t 2PGE+Au cut-off.

The T2 layer is reported based on the selection of a mining cut of a minimum of 2m consistently across all deflections.

Notes:
(1) The Qualified Person for the information in the table above, derived from the Waterberg Report, is Kenneth Lomberg, who was independent of the Company as of the date of the Waterberg Report.

(2) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected be environmental, permitting, legal, marketing or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve.

Cautionary Note to U.S. Investors with respect to the information in the tables above and discussion: In the preceding tables, the Company presents “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without references to unit measurements. Accordingly, the disclosure below may differ materially from the disclosure that would be provided by a U.S. public company.

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2013 ANNUAL REPORT

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction” of the mineral resource under consideration. For the Waterberg JV Project property, a high level economic analysis was conducted which confirmed that the estimated mineral resource at the Waterberg JV Project met this requirement.

History of Acquisition
Under the terms of the JOGMEC Agreement any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10 year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

On November 7, 2011, the Company entered into an agreement whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg JV Project (taking into consideration the JOGMEC earn in), the 12.974% indirect interest held by the Company through Mnombo brings the Company’s effective interest in the Waterberg JV Project to 49.974% . Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (“Mining Charter”) and is a qualified BEE corporation under the Broad Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one farm for 39km2), north (one farm for 63km2) and east (one farm for 16km2) of the existing Waterberg JV Project area. The farm to the east was granted in January 2013. The farms to the west and north were granted October of 2013. These three new prospecting rights cover a total area of 118km2, bringing the total combined area in the joint venture with JOGMEC and Mnombo to 255km2.

Waterberg Extension Project Licenses
During early 2012 the Company applied to the DMR for further prospecting rights adjacent to the north and east of the existing and applied for joint venture area. This area of new prospecting rights known as the

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2013 ANNUAL REPORT

Waterberg Extension Project is not included in the pre-existing Waterberg JV Project property. The Company holds a direct 74% interest and Mnombo holds a 26% interest in this new Waterberg Extension Project area, leaving the Company with an 86.974% effective interest. During February and March of 2013 the Company received letters from the DMR advising the Company that prospecting right applications comprising the Waterberg Extension Project had been accepted. During October of 2013 prospecting permits covering 489km2 of the applied for Waterberg Extension Project area had been granted. At the time of writing this MD&A a further 471km2 of prospecting permit applications are in process with the DMR for addition to the Waterberg Extension Project, none of which are directly on the trend of the primary exploration target.

In late March and early April 2013 the Company conducted a Fugro differential gravity and magnetic airborne survey in the Waterberg Region. Approximately 2,500 line kms were flown at 100 metre and 200 metre spacing over and along strike from the known deposit area. Interpretation of the airborne gravity and magnetic surveys by the Company provide a clear target for drilling northward over approximately a further 20 to 25 kilometers. Physical prospecting activities on these new license areas commenced in October, 2013. Ground gravity and magnetic lines have now been completed and these support the interpretation of airborne data as described above. Multiple boreholes along strike are planned to be drilled and at the time of writing several drill holes have intercepted mineralization on the extension area. See the Company’s news release dated October 21, 2013.

Non-Material Mineral Property Interests
Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture (as defined below) and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

South Africa – Other Properties
Expenditures during the period ended August 31, 2013 on projects in South Africa other than Project 1, Project 3 and the Waterberg Projects totaled $0.25 million (August 31, 2012 - $0.49 million).

War Springs and Tweespalk Properties, South Africa
Since 2005, the Company has been actively exploring its War Springs and Tweespalk projects, which are located on the Northern Limb of the Bushveld Complex in South Africa. The War Springs property covers 22km2 and is located 24km south of the Anglo open pit Mogalakwena Mine (formerly the “PPRust platinum mine”) along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 2PGE+Au at a grade of 1.11 g/t with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43 101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

In March 2009, the Company announced an option agreement with JOGMEC, pursuant to which JOGMEC may earn 35% (one half of the Company’s interest) of Platinum Group’s interest in the War Springs project by incurring US$10 million in expenses over five years. Since March 2009 a total of 17,222 metres of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by JOGMEC to August 31, 2011 on War Springs amounted to approximately $2.9 million. During the year ended August 31, 2012, the drilling program was completed and JOGMEC indicated that it does not plan to fund further work on this project. The Company is considering further work or possible joint ventures for the project at this time.

Sable Joint Venture, South Africa
During 2009, the Company acquired prospecting rights in South Africa on the Western Limb of the Bushveld Complex, west of Pretoria and then entered into a joint venture agreement (the “Sable Joint Venture”) with Sable Platinum Mining (Pty) Limited (“Sable Platinum”). Sable Platinum is earning a 51% interest in exchange for funding approximately R 42.0 million (approximately $6 million in 2009) in work on the project, while a private BEE group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum.

Canadian Properties
Mineral property acquisition and exploration costs deferred during the period ended August 31, 2013 on projects in Canada totalled $0.20 million (August 31, 2012- $1.9 million).

Thunder Bay, Ontario
The Company maintains various mineral rights positions in the Lac des Iles and Thunder Bay North areas of the Thunder Bay Mining District, Ontario as a strategic holding against increasing prices for palladium and platinum. At the beginning of fiscal year 2012, the Company held 100% interest in a total of 360km2 in this region; however during the year a number of peripheral claims and low priority properties were dropped and their associated deferred costs were written off. The core long term holding in the Lac des Iles area consisting of the 8 claim Shelby Lake and South Legris properties has been maintained. These 8 claims are subject to 2.0% net smelter return (“NSR”) royalties, which the Company may buy back. During the year the Disraeli, Cold Case, Taman, Right Angle, Diagonal and North Y claims were abandoned. Land holdings by the Company within the Thunder Bay Mining District at the time of this MD&A total 276km2. In the Sudbury Mining District, the Company retains a majority interest in an additional 47km2 of mineral rights at the Agnew Lake property after the dropping of several claims during the period.

To date, five properties staked or acquired since 2011 have been drill tested for younger intrusive targets and a new type of platinum mineralization found in the district based on airborne geophysics survey results, geological ground work, geochemistry and compilation of historic data. A total of 4,274 metres have been drilled in 17 holes, of which 2,891 metres in nine holes have been drilled on 100% owned properties. Diamond drilling completed within the previous fiscal year ended August 31, 2012 totaled 1,350 metres in five holes, four of which were on the Triangle Property and one on the Badger Property. Two of the holes on the Triangle Property were extensions of previously drilled holes to allow for downhole geophysical surveys.

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To date none of the drilling by the Company on the younger intrusive targets has intersected the new type of platinum mineralization found in the district. No mineral reserves or mineral resources have been established on any of the properties. The Company is now considering its potential programs for the remainder of 2013 in Thunder Bay in context of its other Canadian and global exploration opportunities.

Providence, Northwest Territories
In September 2011, the Company purchased the Providence Copper Nickel Cobalt Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration Corp. (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. During the period the core 11 (eleven) of the 13 original claims have been converted to Lease and annual rent payments of $28,021 (due June 30 annually) have been made. Total acquisition costs to date are $106,092.

During the period ending August 31, 2013, $74,000 in exploration costs were incurred on the Company’s Northwest Territories exploration program. Expenditures from the preceding fiscal year included research and compilation, camp maintenance, fuel purchase and supply, a gravity survey, geology, diamond drilling and assays. The Company has an active land use permit to conduct exploration on the property and maintain a camp.

The 2 mineral claims and 11 mineral leases comprising the Providence property measure approximately 134km2 and are located approximately 70km west of the Diavik Diamond Mine, NWT. The property covers approximately 20km of a belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. Drilling by the Company and historic drilling by Arctic Star has shown that the Cu-Ni-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The dimensions of the massive sulphide mineralization defined to date ranges in thickness from 0.3m to 5.0m and have been intercepted in drilling over a 75m strike length and down for 300m. The mineralized horizon has been drill tested over a 450m strike length to the east where disseminated sulphides with anomalous PGM values occur. The mineralized horizons remain open to depth and the eastern hole shows there is possibility of further horizon development along the belt.

Since acquisition, the Company has completed a total of 3150m of diamond drilling in 14 holes. Exploration programs in the year to date consisted of camp supply, and diamond drilling with assays. Work on the property commenced in mid March, 2012. A step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 15, 2012.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115 metre vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth. Significant grades from disseminated sulphide mineralization intercepts were identified in the 2012 drilling program. No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing exploration results to date in order to make a decision on further exploration work.

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2013 ANNUAL REPORT

Newfoundland and Labrador
During the period, on August 9, 2013 the Company entered into an option agreement with Benton Resources Corp. on the 261km2 Mealy Lake Property, southwestern Labrador, in exchange for the Company making a one-time cash payment of $51,000 on signing (paid) and $2.4 million over four years in exploration expenditures to earn a 71% interest. To date compilation of available public data has taken place to facilitate the planning of an exploration program.

In addition to the Mealy Lake Project, the Company also staked the 45km2 Atikonak Property in southwestern Labrador for a total acquisition cost of $10,800. The Atikonak Property was staked based on favorable geology and positive results from the regional compilation of public data for the area.

The Mealy and Atikonak Properties cover a Paleoproterezoic aged layered mafic intrusive suite of rocks that have sulphide mineralization within adjacent properties. These properties are central to a recently developed area of Cu, Ni and PGM exploration.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Results of Operations

Year Ended August 31, 2013

For the year ended August 31, 2013, the Company incurred a net loss of $12.1 million (August 31, 2012 – loss of $10.2 million.) General and administrative expenses totaled $6.9 million (August 31, 2012 - $5.4 million) with the increase correlating to an increase in the overall expenditures by the Company. A foreign exchange loss of $8.2 million was recorded for the year (August 31, 2012 - $3.6 million), with the greater loss being due to the weaker Rand at year end when the Company’s cash balances held in Rand were translated into Canadian dollars. Other comprehensive loss for the year was $40.3 million (August 31, 2012 - $43.3 million) with the loss being mainly due to the translation of net assets carried in Rand in our South African subsidiaries to their Canadian dollar value at year end. At August 31, 2012, the Rand was valued at approximately 8.54 Rand to the Canadian Dollar versus 9.72 at August 31, 2013.

Interest earned in the year totaled $5.0 million as compared to $3.9 million in the comparative year. The higher interest earned is due to higher cash holdings during the year.

Fourth Quarter 2013

For the quarter ended August 31, 2013, the Company incurred a loss after taxes of $ 1.4 million (August 31, 2012 – loss of $ 3.6 million.) General and administrative expenses totaled $2.8 million (August 31, 2012 - $1.16 million). Comprehensive loss of $3.7 million (August 31, 2012 - $11.4 million) for the quarter was incurred.

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Foreign exchange losses have caused volatility in the Company’s net loss as the Company’s South African subsidiaries hold significant assets in South African Rand, which must be translated to Canadian dollars for presentation in the Company’s financial statements.

Annual Financial Information
     The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:
      (In thousands of dollars, except for share data)

	Year ended Aug 31, 2013	Year ended Aug 31, 2012	Year ended Aug 31, 2011
Interest income	$5,002 (1)	$3,943 (1)	$3,785 (1)
Net loss	$12,369	$10,588	$8,892
Basic loss per share	$0.04 (2)	$0.06 (2)	$0.05 (2)
Diluted loss per share	$0.04 (2)	$0.06 (2)	$0.05 (2)
Total assets	$389,980 (3)	$243,734 (3)	$280,788 (3)
Long term debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:
(1) The Company’s only significant source of income during the years ending August 31, 2011 to 2013 was interest income from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2) Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(3) At August 31, 2012, the Company’s assets decreased compared to the year ending August 31, 2011 as a result of the weaker Rand, as assets carried in Rand in our South African subsidiaries were converted to their Canadian dollar value at year end. The increase in total assets between 2012 and 2013 were primarily from increased cash balances from the equity offering that closed January 4, 2013.

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2013 ANNUAL REPORT

Quarterly Financial Information
     The following table sets forth selected quarterly financial information for each of the last eight quarters:
     (In thousands of dollars, except for share data)

		Net (Loss)	Basic (Loss) Earnings
Quarter Ending	Interest & Other Income(1)	Income (2)	per Share
August 31, 2013	$1,056	($1,355)	($0.01)
May 31, 2013	$1,376	($10,015)	($0.03)
February 28, 2013	$1,984	$279	($0.00)
November 30, 2012	$586	($1,715)	($0.01)
August 31, 2012	$823	($3,492)	($0.02)
May 31, 2012	$959	($2,040)	($0.01)
February 29, 2012	$1,078	$645	$0.00
November 30, 2011	$1,083	($5,313)	($0.03)

Explanatory Notes:
(1) The Company earns interest income from interest bearing accounts and deposits. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian dollars.
(2) Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash items. It is also significantly impacted by the movement of the Rand against the Canadian dollar as the Company holds a significant portion of its cash in Rand, which must be translated to Canadian dollars at the end of the reporting period.

B)	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)	Trend Information

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the near future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital through debt financing, by issuance of securities, or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 3. A) “Results of Operations” above and at item F). “Liquidity and Capital Resources” below.

D)	Related Party Transactions

During the year ended August 31, 2013 an amount of $167,620 (August 31, 2012 - $168,000) was paid to independent directors for directors fees and services. At August 31, 2013, $nil was included in accounts payable (August 31, 2012 - $34,000).

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2013 ANNUAL REPORT

During the year ended August 31, 2013 an amount of $1,237,800 (August 31, 2012 - $774,501) was paid to non-independent directors for directors fees and services.

During the year ended August 31, 2013, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“NE”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $108,400 (August 31, 2012 - $139,700) during the period from NE.

During the year ended August 31, 2013, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining (“WKM”), a company with two directors in common (R. Michael Jones, Frank Hallam). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $102,000 (August 31, 2012 - $102,000) during the period from WKM.

The Company had an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common (Eric Carlson). During the year ended, the Company accrued or paid Anthem $160,634 under the office lease agreement (August 31, 2012 - $125,747). This office lease was terminated in July 2013.

All of the above transactions are in the normal course of business and were completed and measured at estimated market rates.

E)	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)	Liquidity and Capital Resources

On January 4, 2013, the Company issued 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180,000,000. Net proceeds to the Company were $168,857,000, after underwriters’ fees and other expenses of the offering. At present the Company is using the balance of the proceeds from this offering to continue work at Project 1, the Waterberg Extension Project and at the Waterberg JV Project and for general working capital requirements.

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2013 ANNUAL REPORT

Proceeds from the January 4, 2013 financing were used primarily to fund Phase 2 construction at Project 1, for exploration and engineering on the Waterberg Projects and for general and administrative purposes. A tabular reconciliation of the Company’s approximate actual use of proceeds for the period December 1, 2012 to October 31, 2013 versus the planned 12 month use of proceeds for the period December 1, 2012 to November 30, 2013, as stated in the prospectus from the January 4, 2013 offering, follows below:

(In thousands of dollars)
	Estimated Proceeds & Avail-
	able Funds Per 2013 Short		Actual Proceeds &
	Form Prospectus Offering		Available Funds
Working capital as at November 30, 2012	$12,680		$12,680
Gross proceeds of January 2013 offering	180,000		180,000
Underwriter fee and other related costs of January 2013 offering	(10,435)		(11,143)
12 month Original Proposed Loan Facility Draw Down	24,420	(1)	--
Estimated Available Funds	$206,665		$181,537

			Actual Use of
	Estimated Use of Proceeds		Proceeds &
	& Available Funds Per 2013		Available Funds
	Short Form Prospectus		December 1, 2012
	Offering		to October 31, 2013
Company’s share of estimated cost to complete Phase 1	$(7,275)		$(7,480)
Company’s share of estimated 12 months of costs for Phase 2	(106,000)		(83,568	)(2)
Company’s share of 12 months of exploration expenditures at the Waterberg Projects	(6,000)		(7,141	)(3)
Company’s estimated 12 month net G&A expenses	(3,600)		(3,193	)(4)
Company’s funding towards its share of cost overrun account	(74,000	)(5)	--
Estimated Use of Funds	$(196,875)		$(101,382)

Estimated Excess Working Capital	$9,790		$80,155	(6)

(1) Calculated as 74% of the estimated draw down amount available under the terms of the Originally Proposed Loan Facility to November 30, 2013.
(2) Estimated Phase 2 Expenditures for November 2013 total $15,600.
(3) Estimated Company share of November 2013 Waterberg Projects exploration expenditures totals $600.
(4) Estimated November 2013 G&A costs total $300.
(5) Calculated as 74% of the maximum possible value of the cost overrun facility per the Originally Proposed Loan Facility.
(6) As at October 31, 2013 before the deduction for November amounts detailed in items 2, 3 and 4 above.

As at November 25, 2013 the Company held approximately $83.0 million in total cash on hand, which is sufficient to fund the estimated general, exploration and development operations of the Company for calendar 2013. However the Company does not have adequate funds to complete construction of the mine at Project 1. The Company requires additional financing from external sources, such as the planned New Project Loan Facility, in order to meet the requirements of its business plan through 2014 and carry out the future development of its projects.

On December 6, 2012 the Company announced that a syndicate of lead arrangers had obtained credit committee approval for the US$260 million Original Proposed Loan Facility for the construction of the Project 1 platinum mine. Closing and draw down of the Original Proposed Loan Facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

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2013 ANNUAL REPORT

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, a subsidiary of Wesizwe, informed the Company that it would not be funding its approximate US$21.8 million share of a budget and cash call unanimously approved by the board of directors of Project 1 operating company Maseve. Africa Wide was also to be a guarantor and obligor to the above mentioned project loan facility. As a result of Africa Wide’s decision, the Company anticipates that it will be required to fund 100% of the Maseve cash call.

On November 8, 2013 the Company entered into a new mandate letter with the New Lenders for the US$195 million New Project Loan Facility. The new mandate letter is subject to the finalization of a facility agreement and, among other conditions, the New Lenders’ financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. See further details at “Project 1- Senior Loan Facility” above.

As a part of the New Project Loan Facility, the Company will be required to guarantee the obligations of Maseve. The Company will pledge to the New Lenders its interests in the capital of Maseve and its interests in the Waterberg Projects. See “Risk Factors”.

There is no certainty that the Company will be able to successfully re-structure a project loan facility. Failure by the Company to complete the New Project Loan Facility or alternative financing for Project 1, or to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. In the event that adequate financing is not arranged and available to the Company in the short term, the Company will need to alter its business plan.

The completion of the New Project Loan Facility is subject to a number of risks, including, without limitation, risks relating to changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on any particular timeline or on the terms described herein, or at all. Funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company to fund their required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder.

The completion and utilization of the New Project Loan Facility, combined with the Company’s cash on hand, will not fully fund the Company’s business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity, debt or sale of project or property interests in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

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2013 ANNUAL REPORT

In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR in satisfaction of the Company’s R58.5 million (approximately $7.56 million at the time) environmental guarantee for its Mining Right. As a term of the agreement with the third party insurer, in October 2012, Maseve posted R12 million on deposit with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately R12 million per annum until the full amount of the environmental guarantee is again on deposit and the third party arrangement will be wound up, or renewed at Maseve’s election. Interest on deposits will accrue to Maseve. Maseve will also pay an annual fee of approximately R600,000 to the insurer as compensation against their providing the bond described above.

Accounts receivable at year end totaled $6.9 million (August 31, 2012 - $4.7 million) being comprised mainly of value added taxes refundable in South Africa and amounts owed by joint venture partners. Accounts payable and accrued liabilities at year end totaled $25.06 million (August 31, 2012 - $7.78 million).

Apart from net interest earned on cash deposits during the year ended August 31, 2013 of $5.0 million (August 31, 2012 - $3.94 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At August 31, 2013 the Company had unrestricted cash and cash equivalents on hand of $111.78 million compared to $17.67 million at August 31, 2012. The increase in cash since August 31, 2012 is primarily due to the Company’s equity offering closed on January 4, 2013 less expenditures on Project 1 and ongoing general and administration costs. At August 31, 2013 exchange rates, and including interest earned, an additional cash balance of $10.16 million (August 31, 2012 - $30.51) remained in escrow in a restricted cash account on behalf of Wesizwe. To August 31, 2013 a total of $32 million (August 31, 2012 – $19 million) has been applied from escrow against Wesizwe’s 26% share of project expenditures.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

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2013 ANNUAL REPORT

The following table discloses the Company’s contractual obligations. The Company currently has no long term debt or loan obligations.

Payments by period in Canadian Dollars (in thousands)

	< 1	1 – 3	4 – 5	> 5
	Year	Years	Years	Years	Total
Lease Obligations	403	861	964	1,023	3,251
ESKOM–Power(1)	9,313	-	-	-	9,313
Magalies Water	14,536	-	-		14,536
Insurance contracts	61	-	-	-	61
Concentrator Plant and Surface Infrastructure	28,236	3,819	-	-	32,055
Mining Development	47,866	33,132	-	-	80,998
Mining Equipment	6,975	76	-	-	7,051
Totals	$107,390	$37,888	$964	$1,023	$147,265

Explanatory Notes:
(7) The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with ESKOM. Under the agreement the Company received connection and service for a 10MVA construction power supply in October 2013. A total 40 MVA production power supply is now planned for delivery in stages to 2017. Remaining connection fees and guarantees for the full service total Rand 90,508,735 ($9.3 million at August 31, 2013).

The above contracts are subject to the following estimated break fees (in 000’s) in the event of cancellation:

Concentrator Plant & Surface	$14,097
Infrastructure
Mining Development	10,012
Mining Equipment	6,382
Other Property Expenditures	5,126
Total	$35,617

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

On March 26, 2013 the Company waived an outstanding condition precedent to a water off-take agreement with the Magalies Water Board for the long term supply of water to the Project 1 mine site. The agreement is now in effect. Pursuant to a 50/50 sharing agreement with Wesizwe, the Company will be responsible for the cost of regional infrastructure to deliver water to the Project 1 mine site in an amount not to exceed R73.0 million (approximately $7.51 million at August 31, 2013). In order to source water for its own nearby project Wesizwe will be required to pay for its 50% share of the cost as described above. Wesizwe indicated to the Company on November 11, 2013 that they will comply with the sharing agreement.

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2013 ANNUAL REPORT

Outstanding Share Data
The Company has an unlimited number of common shares authorized for issuance without par value. At August 31, 2013, there were 402,759,542 common shares outstanding, 15,808,500 incentive stock options outstanding at exercise prices of $0.96 to $2.57. At November 26, 2013, there were 402,759,542 common shares outstanding and 14,676,500 incentive stock options outstanding. During the period ending August 31, 2013, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4. RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Risks Relating to our Company
The inability of the Company to find a suitable joint venture partner for Project 1 and Project 3 may have a material adverse effect on the Company’s business and results of operations.

Under the terms of the Maseve Shareholders Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide to meet project expenditures, which are determined annually and adjusted each quarter based on a review of Maseve’s financial performance and progress. Such cash calls are to be made in proportion to the joint venture partners’ shareholdings in Maseve. In October 2013, Africa Wide declined to fund its share of a cash call by the board of directors of Maseve. As a result, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02% interest in Maseve and therefore Project 1 and Project 3. In order to maintain the Mining Right in good standing, Maseve must have 26% BEE ownership by December 31, 2014 and the Company must therefore find a bona fide BEE company to acquire Africa Wide’s diluted points of interest in Maseve. There is no guarantee that the Company will be able find such a partner on commercially reasonable terms, if at all, or that such partner would be acceptable to the Lenders of the New Project Loan Facility. The Company is considering selling the diluted percentage interest points in Maseve to Mnombo. Should that occur, the Company would be responsible for approximately 49.9% of cash calls due to Maseve owing to the Company’s stake in Mnombo. If the Company is unsuccessful in finding a suitable partner and reaching an agreement on the terms of the new partner’s investment in Maseve, the Mining Right could be suspended or cancelled by the DMR. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide will hold only 22.45% of the equity in Maseve, subject to the shareholder and board-approved issuance of shares in Maseve to the Company to account for the dilution of Africa Wide and to the upcoming arbitration.

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2013 ANNUAL REPORT

The failure of the Company or its joint venture partners to fund their respective pro rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations.

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide, the Company’s 26% BEE partner in Maseve, advised the Company that it would not be funding its approximately US$21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. As a result of this decision, it has been necessary to renegotiate and restructure the Original Proposed Loan Facility for Project 1 and delay certain expenditures on Project 1. The Company will also be required to find a new BEE partner to ensure that the ownership of Maseve complies with the BEE requirements of South African law. Africa Wide’s decision may result in significant adverse effects on the Company and Maseve, including delays in the development and financing plan, increases in expenses, less advantageous financing terms and, potentially, the failure of planned financing and the halting of development on Project 1. Any failure by PTM RSA, Africa Wide or a future joint venture partner under the Maseve Shareholders Agreement to contribute its pro-rata share of a cash call, would result in dilution of that partner’s interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg JV Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro- rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty.

In addition, because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro-rata cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do, on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company’s interests in its joint venture(s) as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

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2013 ANNUAL REPORT

The Company’s current cash will not be sufficient to fund its business as currently planned for the next 12 months, and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

The Company currently does not have adequate funds to satisfy all of its planned financial requirements for the next 12 months relating to the exploration, development and operation of its projects. The Company therefore requires additional financing from external sources, such as debt financing, equity financing or joint ventures, in order to meet such requirements and carry out the future development of its projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. The Company will be required to obtain approval from the New Lenders before making a public offer of its shares. There can be no assurance that such financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

The Company is seeking to secure the New Project Loan Facility for Maseve. At the present time, no binding commitments have been signed by the New Lenders with respect to the New Project Loan Facility. The New Lenders are under no obligation to provide the New Project Loan Facility on the terms described in this MD&A, or at all. The completion of the New Project Loan Facility on the terms described in this MD&A is subject to a number of risks, including, without limitation, risks relating to the ability of the Company to find a suitable BEE partner, regulatory requirements, litigation, changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on the timeline or on the terms described herein, or at all. In addition, funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company restructure certain of its holdings, secure additional equity funding, acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company, Africa Wide or any joint venture partner to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Africa Wide being unable to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

The completion and utilization of the New Project Loan Facility, combined with the Company’s cash on hand, will not fully fund the Company’s business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity, debt or sale of project or property interests in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

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2013 ANNUAL REPORT

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

The Company has a history of losses, and it anticipates continuing to incur losses for the foreseeable future.

Apart from income for the year ended August 31, 2010 of $26.66 million, the Company has a history of losses. None of the Company’s properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Most of the Company’s properties contain no known mineral reserves.

Other than with respect to the Project 1 platinum mine, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

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2013 ANNUAL REPORT

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;
  the availability and cost of skilled labour and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
  the availability of funds to finance construction and development activities;
  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than Project 1 and Project 3 which are not remotely located and has both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Projects. If the Company should decide to mine at the Waterberg Projects, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Projects to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this MD&A have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under on site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. The effect of any reductions in estimates at the Project 1 platinum mine may be exacerbated given the relatively small size of the deposit and short mine life of the project.

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2013 ANNUAL REPORT

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significant from those the Company has anticipated.

PLATINUM
2013 ANNUAL REPORT

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar.

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2013, the Company recorded a foreign currency translation adjustment of approximately $28.2 million as a loss in other comprehensive income, which was primarily the result of translating the Company’s Rand denominated assets and liabilities in South Africa, and cash balances held in Rand, at weaker exchange rates to the Rand from Canadian Dollars at fiscal year-end on August 31, 2013.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer-term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;
  expectations of inflation;
  currency exchange fluctuations;
  interest rates;
  global or regional consumption patterns;
  speculative activities; and
  increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

PLATINUM
2013 ANNUAL REPORT

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

The Company will be required to provide a guarantee under the New Project Loan Facility, if consummated and secured.

The Company is currently negotiating and seeking to secure the New Project Loan Facility on behalf of Maseve. The Company expects that such facility, if consummated and if secured, will obligate the Company to provide a guarantee of the obligations of Maseve thereunder and indirectly pledge its interest in the capital of Maseve and its interests in the Waterberg Projects. Maseve holds the Mining Right to the Project 1 platinum mine. It is expected that the terms of the New Project Loan Facility agreements, if consummated and if secured, will have various covenants, including financial tests that must be satisfied during the term of the New Project Loan Facility. There can be no assurance that such tests will be satisfied. Any default under the New Project Loan Facility, including any covenants thereunder, could result in the loss of the Company’s entire interest in Maseve and the Project 1 platinum mine and its interests in the Waterberg Projects.

There may be a delay in the start up of the Project 1 platinum mine, which could result in a default under the New Project Loan Facility, if consummated and secured.

The anticipated timelines for the completion of Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including consultants’ analyses and recommendations, the rate at which expenditures are incurred, delays in construction schedules, further postponement of electrical distribution infrastructure by ESKOM, availability of major equipment and personnel and the Company’s ability to obtain requisite funding, permits and licenses and the Company’s ability to execute necessary agreements, some of which factors are beyond the Company’s control, and which could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 has been postponed by approximately six months to mid-2015 and any further delay in the start up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. A delay may also result in a default under the New Project Loan Facility, if consummated and secured, which may accelerate amounts due thereunder and permit the Lenders to realize on any applicable security thereunder. This could result in a complete loss of the Company’s investment in Maseve and the Waterberg Projects. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses.

PLATINUM
2013 ANNUAL REPORT

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of WKM, a public company with mineral exploration properties in Ontario and Nevada, and a director of NE, a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary, and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM and a director of MAG Silver Corp. (“MAG Silver”), a public company with mineral exploration properties in Mexico, Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and NE. Eric Carlson, a director of the Company, is also a director of MAG Silver and NE. Barry Smee, a director of the Company, is also a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada.

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2013 ANNUAL REPORT

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. Although the Company’s level of control over Maseve will increase as a result of the increase of its percentage interest above 75%, the Company will not control all matters relating to Maseve’s business. The Company is entering into arbitration proceedings against Africa Wide to determine the extent of Africa Wide’s dilution of shareholding in Maseve following its failure to meet the October 18, 2013 cash call described above. Further, the Company anticipates being required to sell certain of its interests in Maseve to a HDSA company, which will reduce the Company’s level of control. In addition, PTM RSA is also a party to a letter agreement with JOGMEC and Mnombo related to the exploration and development of the Waterberg JV Project property, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. JOGMEC has advised the Company that it intends to transfer its interest in the Waterberg JV Project pursuant to an auction process. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. Any change in the identity, management or strategic direction of one or more of the Company’s joint venture partners, including any disagreement among the Mnombo shareholders, could materially adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

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The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2013, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark to market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark to market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Risks Related to the Mining Industry

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, explosions, inclement weather, cave ins, flooding and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

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In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations. During the period from February to March 2013 advance was halted or delayed for approximately a month due to a Notice under Section 54 of the Mine Health and Safety Act (1996). If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected. See “Project 1 – Safety” above.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other waste generated by the Company’s operations;
  management of natural resources;
  exploration, development of mines, production and post closure reclamation;
  exports and, in South Africa, potential local beneficiation quotas;
  price controls;
  taxation;
  regulations concerning business dealings with local communities;
  labour standards, BEE and occupational health and safety, including mine safety; and
  historic and cultural preservation.

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Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of securing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to inflation, cost overruns and delays, political opposition, and reliance upon third parties, many of which factors are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company believes that it has the necessary surface access rights to develop Project 1; however, the Company has not secured any surface rights at the Waterberg Projects other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Projects, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favourable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

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The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

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The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African and Canadian national, provincial, territorial and local governmental authorities. The Mining Right for Project 1 platinum mine issued by the DMR is subject to environmental authorizations, water use licenses, land use consents and compliance with applicable legislation on an ongoing basis. The Waterberg Projects prospecting rights issued by the DMR are subject to environmental authorizations, land use consents and compliance with applicable legislation on an ongoing basis. The Company cannot be certain that all permits that it now or in the future may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

In addition, the duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

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South African foreign exchange controls may limit repatriation of profits

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company’s South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the South African Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company’s South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from the South Africa will not be imposed on the Company in the future.

Socio economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

This issue was particularly poignant in late 2012 when wild cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. Although the Company has not had issues at this time at its sites, there can be no assurance that wild cat strikes and violence will not occur at the Company’s properties in the future. Wild cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its start up mine operations. The Company faces a number of risks from deliberate, malicious or criminal acts, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The value of the natural mineral endowment of South Africa has become one of the major debating points in deciding how best to advance the empowerment of its historically disadvantaged individuals, groups and communities, and policies relating to resource nationalism are being debated in South Africa. The African National Congress (“ANC”) held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report (“SIMS Report”), commissioned by the ANC, was debated. A further conference was held in December 2012 to choose a candidate to lead the party into the general elections in 2014 and to give further policy guidelines. Although wholesale nationalization was rejected, the resolution on nationalization calls for state intervention in the economy, including “state ownership”. This policy is evidenced in the amendments proposed to the MPRDA by the Mineral and Petroleum Resources Development Amendment Bill, 2013 (“Amendment Bill”) which envisages a 20% free carried interest in favour of the State in future petroleum projects. At the time of this writing, the Amendment Bill is still being considered by the Parliamentary Portfolio Committee on Mineral Resources.

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The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment to the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims to date, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”) became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution (the “Constitution”) which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

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Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. Maseve’s social and labour plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control.

The South African Minister of Mineral Resources has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s non-compliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. In terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken by it. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the Constitution.

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Failure to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by historically disadvantaged South Africans (“HDSAs”) in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

TheCompanyissubjecttoanumberofSouthAfricanstatutesaimedatpromotingtheacceleratedintegrationof HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio-economic strategies are implemented, the MPRDA provides for the Codes of Good Practice for the Minerals Industry (the “Codes”) which specify empowerment targets consistent with the objectives of Mining Charter. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and the Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter requires a minimum of 26% HDSA ownership by December 31, 2014.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg JV Project and for the prospecting rights and applications over the Waterberg Extension Project. Until the recent dilution of Africa Wide’s interest in Maseve, the Company’s BEE partners held a 26% interest in the respective operating company or project. The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Anglo acquired a then-approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then-approximately 45% interest in Wesizwe. Although Anglo’s interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve’s BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Anglo’s interest in Wesizwe to a qualified BEE purchaser will occur. Also there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant, are set aside, Maseve, solely on flow through principles was below the 26% HDSA ownership level prior to its dilution in October 2013.

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TheCompanyissatisfiedthatMnomboismajorityownedbyHDSAindividuals.Thecontractualarrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of 51%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under section 47 of the MPRDA. See “Risk Factors – Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa”.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Amendment Bill, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to maintain a 26% interest by bona fide BEE companies, may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration which may be on non-commercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds, subject to the upcoming arbitration, only 22.45% of the equity.

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Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Broad Based Black Economic Empowerment Codes of Good Practice (“Codes of Good Practice”), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-based Black Economic Empowerment Bill (“BEE Bill”) proposes changes to the BEE Act which, if implemented, would provide a standard framework for the measurement of BEE compliance across all sectors of the economy. There is a risk that all of the industry specific transformation charters, including the Mining Charter under which the Company has agreed targets with the DMR and against which the Company currently measures its compliance through the Mining Charter Scorecard, may be superseded, in which case the Company would be required to comply with the criteria set forth under the BEE Act and any new or revised Codes of Good Practice. The BEE Bill has passed through the parliamentary process and is awaiting signing into law. However, the impacts of the BEE Bill are uncertain and the Company cannot predict the scope or timing of such amendments or modifications to the BEE Act, Codes of Good Practice or the Mining Charter, and the impact that these amendments or modifications may have on its business.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Changes in South African State royalties where many of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. The minimum royalty rate is 0.5% and the maximum royalty rate for mineral resources transferred in unrefined form is 7% of gross sales. For mineral resources transferred in refined form the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred”, which refers to the disposal of a mineral resource, the export of a mineral resource, or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

PLATINUM
2013 ANNUAL REPORT

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, community royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

The ruling party, the ANC, held a policy conference in June 2012 at which the SIMS Report commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super profits tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Carbon Tax/Climate Change Policies

In May 2013, the South African Government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from 1 January 2015 to 31 December 2019. During the first phase, it is proposed that carbon tax be introduced at R120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between R12 and R48 per ton of carbon dioxide equivalent.

The second phase to for the implementation of the carbon tax will be for another 5 years from 2020 to 2025.

To date, the South African Government has not issued any further updates on the status of the Carbon Tax Policy Paper.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

PLATINUM
2013 ANNUAL REPORT

The Company’s Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the Toronto Stock Exchange fluctuated from a high of $1.51 to a low of $0.75 and on the NYSE MKT LLC (“NYSE MKT”) from a high of US$1.52 to a low of US$0.77 during the twelve month period ending August 31, 2013. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;
  lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;
  the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and
  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

PLATINUM
2013 ANNUAL REPORT

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

5.   OUTLOOK

At present Platinum Group is continuing with construction at Project 1 with current contractors and has stopped significant new contracts. Africa Wide’s failure to fund its share of Project 1 costs on an ongoing basis has resulted in the need for the Company to restructure its financial plan for the completion of Project 1. See “Project 1 - Senior Loan Facility”, “Liquidity and Capital Resources” and “Risk Factors” above for a further discussion.

PLATINUM
2013 ANNUAL REPORT

The Company’s key business objectives for 2013 and into 2014 will be to restructure and close the New Project Loan Facility or other financing for Project 1, continue with the underground development and mine construction at Project 1 and continue exploration on both the Waterberg JV Project property and the Waterberg Extension Project.

Commencement of Phase 2 development at Project 1 began in January 2013 and will utilize the Company’s cash on hand in measured stages until the proposed New Project Loan Facility or other financing is completed and in place. In the event that the New Project Loan Facility is not completed and available to the Company by the beginning of calendar 2014, the Company would likely need to alter its business plan. A first alternative business plan would be the sourcing and completion of alternative debt and/or equity financing in order to complete the existing Phase 2 development schedule, although there is no guarantee that such funding would be available to the Company. A second option would be the suspension of Phase 2 development and the potential sale of ore from underground workings at Project 1 already established. In this second scenario, a milling and concentrating facility would not be immediately built and the construction of such facilities would be postponed until funding became available.

The Company plans to continue working with its joint venture partner JOGMEC, who is also providing funding, to conduct exploration on the Waterberg JV Project. A preliminary economic assessment is being undertaken for the Joint Venture project and is targeted for completion at the end of calendar 2013.

6.   CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of our audited annual consolidated financial statements for the year ended August 31, 2013.

Review of asset carrying values and impairment
In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

PLATINUM
2013 ANNUAL REPORT

Asset Retirement Obligations
The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes
The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates
The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

7.   DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2013 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that as at August 31, 2013 the Company’s disclosure control procedures were effective.

PLATINUM
2013 ANNUAL REPORT

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2013. Based on this evaluation, management has concluded that as at August 31, 2013, the Company’s internal controls over financial reporting was effective.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the quarter ended August 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”) emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2013.

8. OTHER INFORMATION

Additional information relating to the Company for the year ending August 31, 2013 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2013 together with the notes thereto as well as the Company’s 2013 Annual Information Form.

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 subject to shareholder approval. The shareholder rights became effective, subject to shareholder ratification within six months of the date the shareholder rights plan was adopted. The shareholders rights plan was voted upon and approved by shareholders at the Company’s annual general meeting on January 8, 2013.

List of Directors and Officers

a)	Directors:		b)	Officers:
	R. Michael Jones	Barry W. Smee		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)	Timothy Marlow		Frank R. Hallam (Chief Financial Officer)
	Iain McLean	Diana Walters		Peter C. Busse (Chief Operating Officer)
	Eric Carlson			Kris Begic (VP, Corporate Development)

PLATINUM
2013 ANNUAL REPORT

Consolidated Financial Statements
For the year ended August 31, 2013

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the independent auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the “Internal Control – Integrated Framework (1992)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2013. Based on this evaluation, management has concluded that as at August 31, 2013, the Company’s internal control over financial reporting was effective.

Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in these audited annual consolidated financial statements for the year ended August 31, 2013.

R. Michael Jones	Frank Hallam
Chief Executive Officer	Chief Financial Officer

PLATINUM
2013 ANNUAL REPORT

Independent Auditor´s Report
To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2013 and August 31, 2012 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2013 and August 31, 2012, and the related notes and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2013 and August 31, 2012 and its financial performance and cash flows for the years ended August 31, 2013 and August 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
November 26, 2013

PLATINUM
2013 ANNUAL REPORT

PLATINUM GROUP METALS LTD.
    (An exploration and development stage company)
    Consolidated Statements of Financial Position
    (in thousands of Canadian dollars)

	August 31, 2013	August 31, 2012
ASSETS
Current
Cash and cash equivalents	$111,784	$17,665
Amounts receivable (Note 3)	6,931	4,700
Prepaid expenses and other assets	490	302
Total current assets	119,205	22,667
Restricted cash (Note 4 (a (i)))	10,155	30,512
Other assets	123	141
Performance bonds (Note 4 (a (ii)))	3,433	8,698
Exploration and evaluation assets (Note 5)	22,447	14,809
Property, plant and equipment (Note 4)	236,617	166,907
Total assets	$389,980	$243,734

LIABILITIES
Current
Accounts payable and accrued liabilities	$25,057	$7,778
Total current liabilities	25,057	7,778

Deferred income taxes (Note 15)	11,908	13,426
Asset retirement obligation (Note 6)	1,407	1,440
Total liabilities	38,372	22,644

EQUITY
Share capital (Note 7)	425,435	256,312
Contributed surplus	18,593	16,934
Accumulated other comprehensive income	(61,481)	(36,521)
Deficit	(85,349)	(55,318)
Equity attributable to shareholders of Platinum Group Metals Ltd.	297,198	181,407
Non-controlling interest (Note 4(a (i)))	54,410	39,683
Total equity	351,608	221,090
Total equity and liabilities	$389,980	$243,734

CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 16)

Approved by the Board of Directors and authorized for issue on November 26, 2013

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

PLATINUM
2013 ANNUAL REPORT

PLATINUM GROUP METALS LTD.
    (An exploration and development stage company)
    Consolidated Statements of Loss and Comprehensive Loss
    (in thousands of Canadian dollars, except for share data)

		Year		Year
		Ended		Ended
		August 31, 2013		August 31, 2012
EXPENSES
General and administrative (Note 11)		$6,937		$5,373
Foreign exchange loss		8,245		3,588
Stock compensation expense (Note 7)		1,166		2,006
Write-down of property, plant and equipment		-		442
Write-down of exploration and evaluation assets		548		413

		(16,896)		(11,822)
Finance income		5,002		3,943
Loss for the year before income tax		(11,894)		(7,879)
Income tax expense (Note 15)		(172)		(2,321)
Loss for the year		(12,066)		(10,200)
Other comprehensive loss
Foreign currency translation adjustment		(28,198)		(33,076)
Comprehensive loss for the year		(40,264)		(43,276)

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.		(12,369)		(10,588)
Non-controlling interests		303		388
		(12,066)		(10,200)

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.		(37,329)		(41,008)
Non-controlling interests		(2,935)		(2,268)
		(40,264)		(43,276)

Basic and diluted loss per common share	$	(0.04)	$	(0.06)
Weighted-average number of common shares outstanding - Basic and diluted		324,990,597		177,584,542

PLATINUM
2013 ANNUAL REPORT

PLATINUM GROUP METALS LTD.
    (An exploration and development stage company)
    Condensed Consolidated Statements of Changes in Equity
    (in thousands of Canadian dollars, except share data)

	Common shares
	without par value
								Attributable
					Accumulated			to Sharehold-	Non-con-
			Contributed		other compre-			ers of Parent	trolling
	Shares	Amount	surplus		hensive loss		Deficit	Company	interest	Total

Balance, August 31, 2011	177,584,542	256,312	13,816		(6,101)		(34,347)	229,680	31,568	261,248

Stock based compensation	-	-	3,118		-		-	3,118	-	3,118

Funding of non-controlling interest	-	-	-		-		(10,383)	(10,383)	10,383	-

Foreign currency translation adjustment	-	-	-		(30,420)		-	(30,420)	(2,656)	(33,076)

Net loss for the year	-	-	-		-		(10,588)	(10,588)	388	(10,200)

Balance, August 31, 2012	177,584,542	256,312	16,934		(36,521)		(55,318)	181,407	39,683	221,090

Stock based compensation	-	-	1,734		-		-	1,734	-	1,734

Share issuance - financing	225,000,000	180,000	-		-		-	180,000	-	180,000

Share issuance costs	-	(11,143)	-		-		-	(11,143)	-	(11,143)

Issued upon the exercise of options	175,000	266	(75)		-		-	191	-	191

Funding of non-controlling interest	-	-	-		-		(17,662)	(17,662)	17,662	-

Foreign currency translation adjustment	-	-	-		(24,960)		-	(24,960)	(3,238)	(28,198)

Net loss for the year	-	-	-		-		(12,369)	(12,369)	303	(12,066)

Balance, August 31, 2013	402,759,542	$425,435	$18,593	$	(61,481)	$	(85,349)	$297,198	$54,410	$351,608

PLATINUM
2013 ANNUAL REPORT

PLATINUM GROUP METALS LTD.
    (An exploration and development stage company)
    Consolidated Statements of Cash Flows
    (in thousands of Canadian dollars)

		Year		Year
		Ended		Ended
		August 31, 2013		August 31, 2012

OPERATING ACTIVITIES
Loss for the year	$	(12,066)	$	(10,200)
Add items not affecting cash:
Depreciation		386		387
Foreign exchange loss		7,310		1,659
Foreign exchange loss		172		2,752
Write-down of property, plant and equipment		-		442
Write-down of exploration and evaluation assets		548		413
Stock compensation expense		1,166		2,006
Net change in non-cash working capital (Note 13)		$2,195		$34
		(289)		(2,507)
FINANCING ACTIVITIES
Share issuance		180,000		-
Share issuance Costs		(11,143)		-
Share issuance - stock options		184		-
		169,041		-
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(73,071)		(36,940)
Exploration expenditures, net of recoveries		(9,561)		(5,910)
South African VAT		(4,471)		(50)
Performance bonds		4,178		(6,878)
Restricted cash		16,336		8,013
		(66,589)		(41,765)
Net (decrease) increase in cash and cash equivalents		102,163		(44,272)
Effect of foreign exchange on cash and cash equivalents		(8,044)		(2,181)
Cash and cash equivalents, beginning of year		17,665		64,118
Cash and cash equivalents, end of year		$111,784		$17,665

PLATINUM
2013 ANNUAL REPORT

1. NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 platinum mine in South Africa, in which it held a 74% working interest as of August 31, 2013 and currently holds a right to acquire a 77.55% working interest. This working interest may, subject to the arbitration discussed below, increase further to 78.98% . A formal Mining Right was granted for the project on April 4, 2012 by the Government of South Africa.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows at August 31, 2013:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)
Mnombo Wethu Consultants (Pty) Limited. – Johannesburg, RSA (49.9% ownership)

Prior to October 18, 2013 the Company was working with a syndicate of international financial institutions (the “Lenders”) to complete a USD $260 million senior loan facility for the Project 1 platinum mine. Negotiations had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility would have been subject to the negotiation and execution of definitive documentation and satisfaction of conditions precedent. The Company would have been required to fund its 74% share of Project 1 funding over and above that which would have been provided by the senior loan facility.

On October 18, 2013 the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a subsidiary of Wesizwe Platinum Ltd. which held a 26% interest in Project 1 through the operating company Maseve Investments 11 (PTY.) Ltd. (“Maseve”), informed the Company that it would not be funding its approximately USD $21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. Africa Wide was also to be a guarantor and obligor under the above mentioned senior loan facility.

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein the Company will be required to guarantee the obligations of Maseve by a pledge of its interests in the capital of Maseve and its interests in the Waterberg joint venture and Waterberg Extension (defined herein). On November 8, 2013 the Company entered into a new mandate letter with three of the four Lenders for a new USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was achieved up to Africa Wide’s announcement on October 18, 2013.

PLATINUM
2013 ANNUAL REPORT

The closing and draw down of the new senior loan facility remains subject to finalization of a facility agreement and a number of conditions in the new mandate letter, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The new senior loan facility under the terms and conditions of the new mandate letter will replace the previously proposed senior loan facility and will not rely on Africa Wide to provide any covenants, guarantees or consents. Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under a new senior loan facility.

There is no certainty that the Company will be able to successfully complete the new senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. Estimated break fees in the event of cancellation are $35,617 (Note 12).

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention.

The consolidated financial statements were approved by the Company’s Board of Directors.

The consolidated financial statements are presented in Canadian dollars.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Consolidation

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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2013 ANNUAL REPORT

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances, revenues and expenses are eliminated.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

Exploration and Evaluation Assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

  acquiring the rights to explore;
  researching and analyzing historical exploration data;
  gathering exploration data through topographical, geochemical and geophysical studies;
  exploratory drilling, trenching and sampling;
  determining and examining the volume and grade of the resource;
  surveying transportation and infrastructure requirements; and
  compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until a build decision is made at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

Undivided interests in mineral properties acquired as a result of a joint exploration arrangement are recorded as exploration and evaluation assets.

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2013 ANNUAL REPORT

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of ‘development assets’ together with any related amount transferred from ‘exploration and evaluation assets’.

Property, plant and equipment are recorded at cost and are amortized on a straight line basis over the following periods:

Building	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Development costs are depreciated on a unit of production basis.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized.

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2013 ANNUAL REPORT

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Long lived assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

Income taxes

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting profit or loss.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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2013 ANNUAL REPORT

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Limited	Canadian dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Wesplats Holdings (Pty) Limited	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Platinum Group Metals (Barbados) Ltd.	United States dollars

The Company’s presentation currency is the Canadian dollar (“$”).

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  Assets and liabilities are translated at the closing rate at the reporting date;
  Income and expenses are translated at average exchange rates for the period; and
  All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

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2013 ANNUAL REPORT

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

Financial instruments

(i) Financial assets and liabilities

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable, restricted cash and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities comprise accounts payable and accrued liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(ii) Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

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2013 ANNUAL REPORT

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i) IFRS 9 Financial Instruments

IFRS 9, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements.

(ii) IFRS 10 Consolidated Financial Statements

IFRS 10, consolidation requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company does not anticipate the adoption of IFRS 10 will have a significant impact on its consolidated financial statements and will adopt the standard as of September 1, 2013.

PLATINUM
2013 ANNUAL REPORT

(iii) IFRS 11 Joint Arrangements

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The standard is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 11 will have a significant impact on its consolidated financial statements and intends to adopt the standard as of September 1, 2013.

(iv) IFRS 12, Disclosure of Interests in Other Entities

IFRS 12, Disclosures of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements and associates. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities. The Company does not anticipate the adoption of IFRS 12 will have a significant impact on its consolidated financial statements and intends to adopt the standard as of September 1, 2013.

(v) IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. The Company does not anticipate the adoption of IFRS 13 will have a significant impact on its consolidated financial statements and intends to adopt the standard as of September 1, 2013.

Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

PLATINUM
2013 ANNUAL REPORT

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Review of asset carrying values and impairment assessment; and
  Deferred tax assets and liabilities.

Each of these judgments and estimates is considered in more detail below.

Review of asset carrying values and impairment assessment

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any impairment indicators occurred in respect of the Company’s long lived assets as at August 31, 2013, management took into account a number of factors such as changes in 4E basket prices, foreign exchange rates, capital expenditures, operating costs, increased costs of capital, and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. Management has concluded, based on this analysis, that it was not necessary to do a detailed assessment of whether any significant assets were impaired.

The judgements, estimates and assumptions used by management in assessing impairment indicators are based on current and forecast market conditions. Changes in the economic and operating conditions impacting these assumptions could result in the recognition of impairment charges in future periods.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

PLATINUM
2013 ANNUAL REPORT

3. AMOUNTS RECEIVABLE

	August 31, 2013	August 31, 2012
South African VAT	$5,713	$1,242
Other receivables	458	31
Interest	287	-
Expenditure advances	142	3,208
Canadian sales tax	73	131
Due from related parties (Note 10)	258	88
Total amounts receivable	$6,931	$4,700

4. PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining Equip-
	assets	work-in-progress	Land	Buildings	Equipment	ment	Total
Cost
Balance as at August 31, 2011	$125,777	$3,432	$15,037	$4,338	$886	$1,811	$151, 281
Additions	31,164	805	2,112	282	131	5,803	40,297
Disposals	-	-	-	-	(1)	(1)	(2)
Foreign exchange movement	(19,348)	(543)	(2,379)	(686)	(68)	(286)	(23,310)
Balance August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266
Additions	42,041	26,168	-	-	823	21,332	90,364
Foreign exchange movement	(16,635)	(462)	(1,846)	(492)	(58)	(915)	(20,408)
Balance August 31, 2013	$162,999	$29,400	$12,924	$3,442	$1,713	$27,744	$238,222

Accumulated Depreciation
Balance as at August 31, 2011	-	-	-	$32	$620	$96	$748
Additions	-	-	-	195	144	347	686
Disposals	-	-	-	-	(2)	(1)	(3)
Foreign exchange movement	-	-	-	(4)	(54)	(14)	(72)
Balance August 31, 2012	$-	$-	$-	$223	$708	$428	$1,359
Additions	-	-	-	179	157	2,034	2,370
Foreign exchange movement	-	-	-	(28)	(43)	(53)	(124)
Balance August 31, 2013	$-	$-	$-	$374	$822	$2,409	$3,605

Net book value, August 31, 2012	$137,593	$3,694	$14,770	$3,711	$240	$6,899	$166,907
Net book value, August 31, 2013	$162,999	$29,400	$12,924	$3,068	$891	$25,335	$234,617

PLATINUM
2013 ANNUAL REPORT

a)   Project 1

Project 1, is located in the Western Bushveld region of South Africa and is currently in development. Project 1 is classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a reorganization executed on April 22, 2010 the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide (a 100% owned subsidiary of Wesizwe Platinum Ltd.). In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds are classified as restricted cash. As of August 31, 2013, the balance of restricted cash is $10,155 ($30,512 – August 31, 2012). For every $74 spent by the Company on project requirements, a further $26 can be removed from the restricted cash to cover Africa Wide’s share of such costs. No work was carried out on Project 3 during the year.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $51,386 at August 31, 2013 ($39,683 – August 31, 2012), is accounted for as a non-controlling interest. See Note 16. “Subsequent Events” for details regarding changes to the ownership structure of Maseve after August 31, 2013.

ii.	Other financial information - Project 1

At August 31, 2013 the Company had $3,433 posted in cash for environmental performance guarantees in South Africa, of which approximately $3,363 relates to Project 1 ($8,698 – August 31, 2012). By agreement in October 2012 a third party insurer posted a bond in the amount of $6,008 (R58.5 million) to the credit of the Department of Mineral Resources (“DMR”) in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right. Subsequent to the posting of the bond the DMR released $6,008 (R58.5 million) to the Company from funds previously deposited. The Company then deposited $1,232 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,232 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company will pay an annual fee of approximately $62 (R600,000) to the insurer as compensation.

PLATINUM
2013 ANNUAL REPORT

5. EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance August 31, 2012	$9,208	$5,601	$14,809
Additions	14,621	200	14,461
Writedowns	-	(548)	(548)
Recoveries	(5,124)	-	(5,124)
Foreign Exchange Movement	(1,151)	-	(1,151)
Balance August 31, 2013	$17,194	$5,253	$22,447

REPUBLIC OF SOUTH AFRICA

		August 31,	August 31,
		2013	2012
Project 3 - see note 4 (a)		$3,192	$3,648

Waterberg	Acquisition costs	$16	$10
	Exploration and evaluation costs	20,447	7,562
	Recoveries	(8,843)	(4,250)
Total Waterberg		$11,620	$3,322

Waterburg Extension		$347	$-

Sable	Acquisition costs	$8	$9
	Exploration and evaluation costs	1,003	1,147
	Recoveries	(1,011)	(1,156)
Total Sable		$-	$-

Warsprings	Acquisition costs	$127	137
	Exploration and evaluation costs	3,386	3,870
	Recoveries	(2,112)	(2,414)
Total Warsprings		$1,401	$1,593

Tweespalk	Acquisition costs	$72	$74
	Exploration and evaluation costs	641	742
	Recoveries	(160)	(182)
Total Waterberg		$553	$634

Other		$81	$11
Total South Africa Exploration		$17,194	$9,208

PLATINUM
2013 ANNUAL REPORT

Waterberg JV

The Waterberg joint venture (“Waterberg JV”) property is located due north of the town of Mokopane (formerly Potgietersrus). The property consists of a registered new order prospecting right granted by the Government of South Africa in 2009 and which expired on September 1, 2012. An application for a three year renewal together with the required supporting documentation was filed with the DMR on time and duly acknowledged by the Regional Manager for Limpopo. The holder of a prospecting right may file an application for conversion of a current prospecting right into a mining right.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the West (1 farm for 39km2), North (1 farm for 63km2) and East (1 farm for 16km2) of the existing Waterberg JV property. In January 2013 the area under the new application to the east was added into the existing prospecting right by way of a Section 102 legal amendment. The prospecting rights to the farms to the west and north were officially granted by the DMR subsequent to August 31, 2013.

In October 2009, PTM RSA entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% interest in the Waterberg JV for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo was required to match JOGMEC’s expenditures on a 26/74 basis (USD $1.12 million). Under the terms of the October 2009 agreement the Company would retain a 37% share in the newly created Waterberg JV while Mnombo, a Black Economic Empowerment (“BEE”) partner, would earn the remaining 26% share.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo’s 26% share of joint venture costs until the completion of a feasibility study. When combined with the Company’s 37% direct interest in the Waterberg JV (after the JOGMEC earn-in), the 12.974% indirect interest acquired through Mnombo brings the Company’s effective project interest to 49.974% .

In April 2012, JOGMEC completed its USD $3.2 million earn in requirement as described above. Following JOGMEC’s earn in the Company funded Mnombo’s USD $1.12 million share of costs and the earn-in phase of the joint venture ended in May 2012. Since then and up to August 31, 2013 an additional USD $18.58 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s 63% share of this work for a cost of USD $11.7 million with the remaining USD $6.88 million funded by JOGMEC. As of August 31, 2013 an amount of USD $0.5 million is due and receivable from JOGMEC against its 37% share of approved joint venture work.

Waterberg Extension
During 2012 the Company also applied to the DMR for further prospecting rights adjacent to the North and East of the existing Waterberg JV property (the “Waterberg Extension”). These extension area applications are not included in the existing Waterberg JV property. Upon grant by the DMR of the new prospecting license the Company would hold a direct 74% interest and Mnombo would hold a 26% interest, leaving the Company with an 86.974% effective interest. Prospecting licenses covering 489km2 of the applied for Waterberg Extension area were officially granted by the DMR subsequent to August 31, 2013 and exploration drilling on these rights commenced in October 2013 and continues at the time of publication of these financial statements. Permission to explore on several additional farms within the extension area is pending final approval by the DMR.

PLATINUM
2013 ANNUAL REPORT

Sable
During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. Sable Platinum Mining (Pty) Limited (“Sable Platinum”) is earning a 51% interest in exchange for funding approximately R42.0 million (approximately $6,000 in 2009) in work on the project, while a private Black Economic Empowerment group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum.

War Springs and Tweespalk
On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for USD $690 per hectare. The Company pays annual prospecting fees to the vendors of USD $3.25 per hectare. The vendors retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for USD $1,400.

BEE groups Africa Wide and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

No work was carried out on the War Springs or Tweespalk properties during the period. The Company is considering future exploration programs or a possible sale of the project.

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2013 ANNUAL REPORT

CANADA

Properties	August 31, 2013	August 31, 2012
Ontario
Acquisition costs	$1,108	$1,224
Exploration and evaluation costs	2,281	2,659
Total Ontario	$3,389	$3,883

Providence
Acquisition costs	$106	$78
Exploration and evaluation costs	1,686	1,640
Total Providence	$1,792	$1,718

Total Newfoundland and Labrador	$72	$-
Total Canada Exploration	$5,253	$5,601

Thunder Bay, Ontario
The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. At the beginning of fiscal 2013, the Company held a 100% interest in a total of 360km2 in the Thunder Bay region; however during 2013 and in 2012 a number of peripheral claims and low priority properties were dropped and their associated deferred costs were written off. During fiscal 2013 the Company wrote off $548 in deferred acquisition and exploration costs for such properties and for the year ending August 31, 2012 the Company wrote off a further $88 in deferred acquisition and exploration costs for the same area. The core long term holdings in the Lac Des Iles area consist of the 8 claim Shelby Lake and South Legris properties and these have been maintained. These 8 claims are subject to 1.0% and 2.0% NSR, which the Company may buy back. Land holdings by the Company within the Thunder Bay Mining District at August 31, 2013 and to date total 276km2 .

Providence, Northwest Territories
In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property have been brought to lease. The application for lease was submitted in 2011 with the final lease grant approved in June 2013. To date the first second and third year lease payments and application fees have been paid. Total acquisition costs were $106. As of August 31, 2013, the Company has spent $1,686 (August 31, 2012 - $1,640) toward exploration on the property.

Newfoundland and Labrador
On August 9, 2013, the Company entered into an option agreement with Benton Resources Corp. on the Mealy Lake Property in southwestern Labrador. The deal consists of a one-time cash payment made by the Company of $51 on signing and $2,400 in exploration expenditures to be made over four years to earn a 71% interest in the property.

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2013 ANNUAL REPORT

In addition to the Mealy Lake Project, the Company also staked the Atikonak Property in southwestern Labrador to a total acquisition cost of $11.

Title to mineral properties
Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

6. ASSET RETIREMENT OBLIGATION

There was an increase in the net present value of the asset retirement obligation (”ARO”) during the year ended August 31, 2013, due mainly to ongoing construction work on Project 1. At August 31, 2013, the ARO is estimated based on a total future liability of approximately R 21.4 million (August 31, 2012 – R 19.0 million). A discount rate of 8.50% and an inflation rate of 6.4%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance August 31, 2011	$645
Increased estimate future obligation	821
Accreition expense	82
Foreign exchange gain	(108)
Balance August 31, 2012	$1,440
Increased estimated future obligation	39
Accretion expense	108
Foreign exchange gain	(108)
Balance August 31, 2013	$1,407

7. SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

At August 31, 2013, there were 402,759,542 shares outstanding.

During the year ended August 31, 2013, the Company closed an offering of 225,000,000 shares for net proceeds to the Company of $168,857 after underwriters’ fees and other costs of the offering.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

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2013 ANNUAL REPORT

The following tables summarize the Company’s outstanding stock options:

	Number	Average
	of Shares	Exercise Price
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,354,000	1.22
Expired	(875,000)	2.49
Cancelled	(970,000)	2.06
Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,809,000	0.93
Exercised	(175,000)	1.05
Expired	(800,000)	4.35
Cancelled	(785,000)	1.53
Options outstanding at August 31, 2013	15,808,500	$1.58

		Average
	Exercise	Remaining
Number Outstanding and Exercisable	price	Contractual
at August 31, 2013		Life (years)
3,324,000	0.96	4.02
25,000	1.00	3.82
35,000	1.03	4.15
100,000	1.05	4.75
100,000	1.20	3.35
3,559,000	1.30	3.21
75,000	1.38	3.47
992,000	1.40	1.00
1,017,000	1.60	0.12
3,739,000	2.05	2.68
2,392,500	2.10	2.24
50,000	2.20	2.27
100,000	2.41	0.46
250,000	2.36	0.35
50,000	2.57	2.35
15,808,500		2.72

The stock options outstanding have an intrinsic value of $719 at August 31, 2013.

During the year ended August 31, 2013, the Company granted 3,809,000 stock options (August 31, 2012 – 4,354,000). The Company recorded $1,734 ($1,166 expensed and $568 capitalized to development costs) of compensation expense in the year ended August 31, 2013 (year ended August 31, 2012 - $3,118 ($2,006 expensed and $1,112 capitalized to mineral properties)).

PLATINUM
2013 ANNUAL REPORT

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2013 and 2012:

	August 31, 2013	August 31, 2012
Risk-free interest rate	1.34%	1.44%
Expected life of options	35	35
Annualized volatility	64%	83%
Forfeiture rate	3%	0%
Dividend rate	0.00%	0.00%

8. CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2013, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. However, the Company is currently working to arrange and secure debt financing for its Project 1 in South Africa. If the debt financing is completed, the Company will become subject to externally imposed capital requirements and restrictions on the use or disposition of its assets.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

PLATINUM
2013 ANNUAL REPORT

(a)     Credit risk

(i) Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii) Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is not restricted. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the Department of Mineral Resources in South Africa as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (2002) and the Company’s environmental management programme.

(b)   Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. The Company has no credit facilities in place at this time; however a debt financing for the next stage of the Company’s Project 1 platinum mine is currently being sought by the Company.

Prior to October 18, 2013 the Company was working with the Lenders to complete a USD $260 million senior loan facility for the Project 1 platinum mine. Negotiations had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility would have been subject to the negotiation and execution of definitive documentation and satisfaction of conditions precedent. The Company would have been required to fund its 74% share of Project 1 funding over and above that which would have been provided by the senior loan facility.

On October 18, 2013 the Company’s BEE partner, Africa Wide, which held a 26% interest in Project 1 through the operating company Maseve, informed the Company that it would not be funding its approximately USD $21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. Africa Wide was also to be a guarantor and obligor under the above mentioned senior loan facility.

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2013 ANNUAL REPORT

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein Africa Wide will not be a guarantor and obligor. On November 8, 2013 the Company entered into a new mandate letter with three of the four Lenders for a revised USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was completed up until October 18, 2013.

The closing and draw down of the new senior loan facility remains subject to finalization of a facility agreement and a number of conditions in the new mandate letter, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The new senior loan facility under the terms and conditions of the new mandate will replace the previously proposed senior loan facility and will not rely on Africa Wide to provide any covenants, guarantees or consents. Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under the senior loan facility.

There is no certainty that the Company will be able to successfully complete the revised senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. The issuance of additional equity capital, if available, to fund project capital requirements and a cost overrun facility may result in substantial dilution to existing shareholders.

(c)   Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company’s results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s significant foreign currency exposures on financial instruments comprise cash and cash equivalents and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

	August 31, 2013	August 31, 2012
	Canadian Dollar value	Canadian Dollar value
	of South African Rand	of South African Rand
	and US Dollar balances	and US Dollar balances
Cash and cash equivalents	$90,341	$9,351
Accrued Liabilities	(471)	-
	$89,870	9,351

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2013 ANNUAL REPORT

The Company’s net loss is affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2013, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate and United States dollar would give rise to a decrease/ increase in income for the year presented of approximately $8.99 million. At August 31, 2013, the company held approximately R 676.1 million in cash (August 31, 2012 – R75.1million) .

(d)    Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2013, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the year of approximately $1,219.

At August 31, 2013, the carrying amounts of cash and cash equivalents, amounts receivable, restricted cash, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

10. RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the year ended August 31, 2013, $168 ($168 – August 31, 2012) was paid to independent directors for directors’ fees and services. At August 31, 2013, $nil was included in accounts payable ($34 – August 31, 2012).

(b)

During the year ended August 31, 2013, the Company accrued or received payments of $102 ($102 – August 31, 2012) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $83 ($81 – August 31, 2012) due from WKM.

(c)

During the year ended August 31, 2013, the Company accrued or received payments of $108 ($140 – August 31, 2012) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $166 ($26 – August 31, 2012) due from NE.

(d)

The Company had an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the year ended August 31, 2013 the Company paid Anthem $161 under the office lease agreement ($126 – August 31, 2012).

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

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2013 ANNUAL REPORT

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2013 and 2012 is as follows:

	Year ending	Year ending
	August 31, 2013	August 31, 2012
Salaries	$1,923	$1,496
Share-based payments	472	1,543
Total	$2,395	$3,039

11. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ending	Year ending
	August 31,	August 31,
	2013	2012
Salaries and benefits	$2,540	$1,924
Professional/consulting fees	1,476	1,341
Travel	601	823
Depreciation	386	387
Insurance	178	157
Rent	304	121
Regulatory fees	498	263
Other	954	357
Total	$6,937	$5,373

12. CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $3,251 to August 31, 2020. The Company also has commitments for Project 1 related insurance coverage totaling approximately $61 over the next year.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R142.22 million ($14,634 at August 31, 2013) to fiscal 2014. The Company has paid R51.71 million ($5,321 at August 31, 2013), therefore R90.51 million ($9,313 at August 31, 2013) of the commitment remains outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

PLATINUM
2013 ANNUAL REPORT

Tenders for the Primary Mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R1.167 million ($120 million at August 31, 2013) over the next two years.

From period end the aggregate commitments are as follows:

Payments by period in Canadian Dollars

	< 1	1 – 3	4 – 5	> 5
	Year	Years	Years	Years	Total
Lease Obligations	403	861	964	1,023	3,251
Eskom–Power(1)	9,313	-	-	-	9,313
Magalies Water	14,536	-	-		14,536
Insurance contracts	61	-	-	-	61
Concentrator Plant and Surface Infrastructure	28,236	3,819	-	-	32,055
Mining Development	47,866	33,132	-	-	80,998
Mining Equipment	6,975	76	-	-	7,051
Totals	$107,390	$37,888	$964	$1,023	$147,265

Explanatory Notes:

(1)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with ESKOM. Under the agreement the Company received connection and service for a 10MVA construction power supply in October 2013. A total 40 MVA production power supply is now planned for delivery in stages to 2017. Remaining connection fees and guarantees for the full service total Rand total 90.5 million ($9,313 at August 31, 2013).

The above contracts are subject to the following estimated break fees in the event of cancellation:

Concentrator Plant & Surface Infrastructure	$14,097
Mining Development	10,012
Mining Equipment	6,382
Other Property Expenditures	5,126
Total	$35,617

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

PLATINUM
2013 ANNUAL REPORT

13. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Year ended	Year ended
	August 31, 2013	August 31, 2012
Amounts receivable, prepaid expenses and other assets	$2,218	$(654)
Accounts payable and accrued liabilities	(23)	688
	$2,195	34

14. SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	August 31, 2013	August 31, 2012
Canada	$115,328	$25,490
South Africa	274,652	218,244
	$389,980	243,734

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

Loss attributable to the shareholders of Platinum Group Metals Ltd.

	August 31, 2013	August 31, 2012
Canada	$(12,305)	$(9,900)
South Africa	(64)	(688)
	$(12,369)	$(10,588)

PLATINUM
2013 ANNUAL REPORT

15. INCOME TAXES

The income taxes shown in the consolidated statement of earnings differ from the amounts obtained by applying statutory rates to the earnings before the provision for income taxes due to the following:

	2013	2012
	Amount $	Amount $
Loss before income taxes	11,894	7,879

Income tax recovery at statutory rates	(3,023)	(2,009)
Difference in foreign tax rates	22	56
Non-deductible expenses	1,404	1,616
Changes in unrecognized deferred tax assets and other	1,769	2,658
Income tax expense	172	2,321
Income tax expense consist of:
Current income taxes	-	(431)
Deferred income taxes	172	2,752
	172	2,321

The significant components of the Company´s net deferred income tax liabilities are as follows:
	2013	2012
Mineral properties	(29,269)	(27,312)
Loss carryforwards and other	17,361	13,886
	(11,908)	(13,426)

Unrecognized deductible temporary differences, unused tax and unused tax credits losses attributed to the following:
	2013	2012
Unused tax losses	45,084	31,044
Carrying value of tangible in excess of tax basis	4,273	3,633
Share issuance costs	12,291	5,714
Foreign loans and unrealized foreign exchange and other	55,486	27,774

The Company has operating loss carry-forwards that may be available for tax purposes in Canada totaling $37,836 (August 31, 2012 - $31,044) expiring between 2014 and 2033.

16. SUBSEQUENT EVENTS

The following events occurred subsequent to year end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

  On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, informed the Company that they would not be funding their share of a budget and cash call unanimously approved by the board of directors of the Project 1 operating company Maseve. Africa Wide was also to provide their 26% share of a cost overrun facility and working capital, as well as be a guarantor and obligor, to a planned USD $260 senior loan facility.

PLATINUM
2013 ANNUAL REPORT

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein the Company will be required to guarantee the obligations of Maseve by a pledge of its interests in the capital of Maseve and its interests in the Waterberg JV and the Waterberg Extension. On November 11, 2013 the Company announced that a new mandate with three of the four Lenders had been entered into for a new USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was achieved up until October 18, 2013.

The closing and draw down of the new senior loan facility remains subject to finalization of definitive documentation and a number of other conditions in the new mandate, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The revised senior loan facility under the terms and conditions of the new mandate will replace the previously proposed senior loan facility and will not rely on Africa Wide to provide any covenants, guarantees or consents. Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under the senior loan facility, thereby further diluting Africa Wide.

There is no certainty that the Company will be able to successfully complete the revised senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

As a result of the above failure to fund their share of the above mentioned cash call, and as determined in accordance with the dilution provisions of the Maseve Shareholder’s Agreement, the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02% . Africa Wide has instead calculated its dilution at 3.55%, reducing their shareholding, in their opinion, to 22.45% . At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to dilute Africa Wide by 3.55% with the possible further dilution of 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholder’s Agreement.

As Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity stake in Mining Rights of good standing, the Company immediately advised the DMR of Africa Wide’s decision and the dilution implications as a result thereof. The DMR has provided the Company with assurance that it will apply the provisions of the Minerals and Petroleum Development Act 28 of 2002 related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide into another bona fide BEE holding company.

PLATINUM
2013 ANNUAL REPORT

  Subsequent to year end, in October 2013, the Company received the formal grant of prospecting rights applied for as additions to the Waterberg JV property and to a majority of the prospecting rights comprising the Waterberg Extension. Exploration activities commenced in October 2013. See Note 5. “Exploration and Evaluation Assets” above for more detail.

PLATINUM
2013 ANNUAL REPORT

Forward Looking Statements

Certain of the statements in this Annual Report constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events, or developments that the Company believes will, may, could or might occur in the future are Forward-Looking Statements. The words expect, anticipate, estimate, may, could, might, will, would, should, intend, believe, target, budget, plan, strategy, goals, objectives, projection, or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements in this Annual Report include, without limitation, statements with respect to the timing of future activities and achievements by the Company, future anticipated exploration and development programs of the Company’s WBJV Project 1 and Waterberg Projects business plans, funding models for the WBJV Project 1 platinum mine, statements regarding the project finance loan and other financing, potential required equity contributions, potential mining scenarios and timing of production at the WBJV Project 1 platinum mine, the possibility of qualified empowerment partners investing in the WBJV Project 1 platinum mine and the outcome of further developments with regard to Wesizwe Platinum Ltd., business trends and future operating factors, price estimates and anticipated platinum supply and deficits. Forward-Looking Statements are subject to important risk factors and uncertainties, many of which are beyond the Company’s ability to control or predict. In addition, resource estimates and feasibility study results constitute Forward-Looking Statements to the extent that they represent, respectively, estimates of mineralization that may be encountered upon additional exploration and estimates of the capital and operating expenses, metals and currency prices and other operating conditions that may be encountered in the future.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: additional financing requirements; the Company’s history of losses and ability to continue as a going concern; the fact that most of the Company’s properties contain no known mineral reserves; delays in, or inability to achieve, planned commercial production at the Company’s properties; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar; metal price volatility; a default under the proposed project loan facility, if consummated, including as a result of delays in the start-up of the WBJV Project 1 platinum mine; the ability of the Company to retain its key management employees or procure the services of skilled and experienced personnel; conflicts of interest among the Company’s directors and executive officers as a result of their involvement with other mineral resource companies; any disputes or disagreements with the Company’s joint venture partners or any failure of the Company or such joint venture partners to fund their obligations under applicable joint venture agreements; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks, including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability of the Company to obtain and maintain necessary permits, including environmental authorizations; competition in the mineral exploration industry; and risks of doing business in South Africa, including but not limited to, labour, economic and political instability as well as the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2013, which is available on SEDAR at www.sedar.com , and is included as part of the Company’s Form 40-F annual report filed with the SEC at www.sec.gov and in the Company’s prospectus dated December 19, 2013. You are advised to review these risk factors, and not to place undue reliance on Forward-Looking Statements.

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2013 ANNUAL REPORT

The Company undertakes no obligation to update publicly or release any revisions to Forward-Looking Statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events except as required by law.

PLATINUM
2013 ANNUAL REPORT

Directors & Officers

R. Michael Jones
Director, President & CEO

Frank Hallam
Director, Secretary & CFO

Iain McLean
Director

Eric Carlson
Director

Dr. Barry Smee
Director

Timothy Marlow
Director

Diana Walters
Director

Peter Busse
COO

Mlibo Mgudlwa
VP, PTM RSA (Pty) Ltd.

Kris Begic
VP, Corporate Development

Corporate Information

Offices	Registered Office	Share Listing
Canada:	Suite 2300, 550 Burrand Street	TSX: PTM; NYSE MKT: PLG
Suite 788, 550 Burrard Street	Vancouver, BC, Canada V6C 2B5	SEC File #0-33562
Vancouver, BC, Canada V6C 2B5
T 604.899.5450	Registrar & Transfer Agent	Share Capitalization
F 604.484.4710	Computershare Investor Services	Issued & Outstanding: 402,771,542
info@platinumgroupmetals.net	3rd Floor, 510 Burrard Street	Options: 14,664,500
www.platinumgroupmetals.net	Vancouver, BC, Canada V6C 3B9	Warrants: 0
Toll Free 1.866.899.5450		Fully Diluted: 417,436,042
	Legal Counsel	As at December 30, 2013
South Africa:	Gowling Lafleur Henderson LLP
1st Floor Platinum House	Suite 2300, 550 Burrand Street	Annual General Meeting
24 Sturdee Avenue	Vancouver, BC, Canada V6C 2B5	Thursday, February 27, 2014
Rosebank, Johanesburg, 2196		11:00 am (PST)
T +27(11) 782.2186	Auditors	550 Burrand Street, Bentall 5
F +27(11) 782.4348	PricewaterhouseCoopers LLP	Lobby Level Boardroom
	Suite 700, 250 Howe Street	Vancouver, BC, Canada
Vancouver, BC, Canada V6C 3S7

PLATINUM GROUP METALS

PLG: NYSE MKT
PTM: TSX

DISCOVERY & **DEVELOPMENT : PLATINUM GROUP METALS 2013** Annual Report